UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

IMMUCOR, INC.

(Name of Subject Company)

IMMUCOR, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

Joshua H. Levine

President and Chief Executive Officer

Immucor, Inc.

3130 Gateway Drive

Norcross, Georgia 30071

(770) 441-2051

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley

John D. Capers, Jr.

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Immucor, Inc., a Georgia corporation (the “Company”, “Immucor”, “we”, “us” or “our”). The principal executive offices of the Company are located at 3130 Gateway Drive, Norcross, Georgia 30071, and its telephone number is (770) 441-2051.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Statement”) relates is the common stock, par value $0.10 per share, of the Company (the “Common Stock” or the “Shares”). As of the close of business on July 13, 2011, there were 70,741,281 Shares issued and outstanding, including 243,479 unvested shares of restricted Common Stock (each, a “Restricted Share”).

Item 2.	Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information—Name and Address”, and is incorporated herein by reference. The Company’s website address is www.immucor.com. The Company’s website and the information on or connected to the Company’s website are not a part of this Statement.

Tender Offer and Merger

This Statement relates to the offer by IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (the “TPG Fund”), as disclosed in the Tender Offer Statement on Schedule TO, dated July 15, 2011 (as it may be amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding Shares of the Company. Pursuant to the Schedule TO, Purchaser is offering to purchase all of the issued and outstanding Shares at a purchase price of $27.00 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. As disclosed in the Schedule TO, Parent and Purchaser are affiliates of the TPG Fund.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2011, among Parent, Purchaser and the Company (as the same may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, immediately following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transaction”) in accordance with the Georgia Business Corporation Code (the “GBCC”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger will only be consummated after the shareholders of the Company have approved the Merger Agreement at a meeting of shareholders. Following the effective time of the Merger (the “Effective Time”), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned indirect subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing”. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on August 19, 2011, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing”. In the Merger, each outstanding Share as of immediately prior to the Effective Time (other than (a) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (including as a result of an exercise of the Top-Up Option (as defined below) by Purchaser) and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, in each case not held on behalf of third parties, and (b) Shares as to which dissenters’ rights have been perfected (and not withdrawn) in accordance with applicable law) will automatically be converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

Purchaser’s obligation to accept for payment and pay for all Shares validly tendered pursuant to the Offer is subject to (a) satisfaction of the “minimum tender condition” (as described below), (b) Parent (either directly or through its subsidiaries) receiving the proceeds of the debt financing set forth in a debt commitment letter, dated July 2, 2011 (the “Debt Commitment Letter”), from Citigroup Global Markets Inc. (“Citi”), JPMorgan Chase Bank, N.A. (“JPMCB”), and J.P. Morgan Securities LLC (“JPMS” and, together with any other lenders party to the Debt Commitment Letter, collectively, the “Lenders”), pursuant to which the Lenders committed to provide an aggregate of $1.1 billion in debt financing to Purchaser (the “Debt Financing”) (or any alternative financing) and/or the Lenders (or the lenders party to a new commitment for any alternative financing) confirming to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing in an amount sufficient to consummate the Offer Closing and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing), and (c) the satisfaction or waiver of other customary closing conditions as set forth in the Merger Agreement, including the expiration or termination of the waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any applicable consent or approvals pursuant to German antitrust or merger control laws.

The “minimum tender condition” requires that, by the expiration of the Offer (as such expiration may be extended pursuant to the Offer to Purchase), the number of Shares validly tendered and not withdrawn, which, when added to the Shares already owned by Parent or any of its subsidiaries, represents at least 84% of the total number of Shares outstanding on a fully-diluted basis. Based on the foregoing, Purchaser believes that, as of July 13, 2011, the “minimum tender condition” would be satisfied if 61,534,435 Shares are validly tendered and not withdrawn prior to expiration of the Offer.

If the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after the approval of the Merger Agreement by the Company’s shareholders. In that case, the consummation of the Merger would be subject to similar conditions as the Offer, other than (a) the additional condition to the Merger regarding the shareholder approval requirement and the addition of certain customary conditions to the Company’s obligation to effect the Merger and (b) the inapplicability to the Merger of (i) the minimum tender condition and (ii) the condition regarding the receipt of funds from the Lenders and/or the confirmation of the availability of the Debt Financing from the Lenders.

The Company has granted to Purchaser an irrevocable option, which Purchaser, subject to certain conditions, may exercise after the consummation of the Offer (the “Top-Up Option”), to purchase such number of newly issued Shares at the Offer Price such that, when added to the Shares already owned by Parent, Purchaser and their affiliates at the time of such exercise, constitutes at least one Share more than 90% of the total number of Shares outstanding on a fully-diluted basis (the “Top-Up Shares”). The Top-Up Option is intended to expedite the timing of the completion of the Merger. If Purchaser acquires more than 90% of the outstanding Shares on a fully-diluted basis in the Offer, or through the Offer and exercise of the Top-Up Option, it will complete the Merger through the “short form” procedures available under Georgia law, which would not require the Company to hold a meeting of its shareholders to vote on the approval of the Merger Agreement.

The treatment of the Company’s outstanding equity awards under the terms of the Merger Agreement is described below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements”, which information is incorporated herein by reference. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is c/o TPG Capital, L.P., 345 California Street, Suite 3300, San Francisco, California 94104 and their telephone number is (415) 743-1500.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, Item 4, or Item 8, or as otherwise incorporated herein by reference, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Purchaser, Parent or their respective executive officers, directors or affiliates.

Agreements between the Company or its Affiliates and Parent, Purchaser or the TPG Fund

The Merger Agreement

On July 2, 2011, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement, which has been provided solely to inform investors of its terms, is not intended to provide any other factual information about the Company. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among the Company, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating and signing the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the Company, Parent and Purchaser that may be different from those which are applicable to the Company’s shareholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. Except for the rights of the Company’s shareholders to receive the Offer Price, and for the rights of the holders of Stock Options (as defined below), Restricted Shares, Restricted Stock Units (as defined below) and Performance Shares (as defined below) to receive the consideration specified in the Merger Agreement at the Acceleration Time (as defined below), in each case in accordance with the terms of the Merger Agreement, shareholders and holders of Stock Options, Restricted Shares, Restricted Stock Units and Performance Shares are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates.

Limited Guaranty

In connection with the entry into the Merger Agreement, on July 2, 2011, the TPG Fund executed and delivered to the Company a limited guaranty (the “Guaranty”). Pursuant to the Guaranty, the TPG Fund has irrevocably and unconditionally guaranteed the due and punctual payment to the Company of (a) the Parent Termination Fee (as defined in the Merger Agreement) of $90 million, when required to be paid under the terms of the Merger Agreement, and (b) the Company’s costs and expenses (including attorneys’ fees) incurred to commence a suit resulting in a judgment against Parent to enforce payment of the Parent Termination Fee or against the TPG Fund to enforce the Guaranty (the “Enforcement Expense Obligations”). However, under the terms of the Guaranty, the TPG Fund’s aggregate liability cannot exceed (a) $90 million with respect to the Parent Termination Fee or (b) the lesser of $2 million or the aggregate Enforcement Expense Obligations that have been paid or are payable by Parent, Purchaser or the TPG Fund with respect to the Enforcement Expense Obligations.

Equity Financing

In connection with the entry into the Merger Agreement, Parent received an equity commitment letter, dated July 2, 2011 (the “Equity Commitment Letter”), from the TPG Fund, pursuant to which the TPG Fund has committed to purchase equity securities of Parent, at or prior to the Merger Closing, with an aggregate purchase price of up to $691 million for purposes of funding a portion of the aggregate Offer Price, if applicable, and the merger consideration required to be paid in connection with the Merger Agreement and the transactions contemplated thereby, as well as related fees and expenses.

The TPG Fund’s obligation to fund the financing contemplated by the Equity Commitment Letter is generally subject to (a) the satisfaction or waiver of the conditions to Parent’s and Purchaser’s obligations to effect the Merger Closing (other than the condition regarding the purchase of Shares in the Offer and any conditions that by their nature are to be satisfied at the Merger Closing, but subject to the prior or substantially concurrent satisfaction or waiver of those conditions), (b) the Debt Financing having been funded in accordance with the terms thereof or would be funded in accordance with the terms thereof at the Offer Closing if the equity financing were funded at the Merger Closing, (c) the Company’s irrevocable confirmation to Parent in writing that (i) all conditions to the Company’s obligations to effect the Merger Closing have been satisfied or waived (other than the condition regarding the purchase of Shares in the Offer) or that it is willing to waive any such open conditions and (ii) if specific performance is granted and the equity financing and Debt Financing were funded, the Merger Closing would occur and (d) the substantially simultaneous consummation of the Merger Closing in accordance with the terms of the Merger Agreement. The Company is an express third-party beneficiary of the Equity Commitment Letter to the extent provided in the Equity Commitment Letter to permit the Company to seek specific performance to cause Parent to cause, or to directly cause, the TPG Fund to fund its equity commitment in certain circumstances in accordance with the terms of the Equity Commitment Letter and the Merger Agreement.

The TPG Fund’s obligation to fund its equity commitment will expire upon the earliest to occur of (a) the Merger Closing, (b) the termination of the Merger Agreement in accordance with its terms, (c) the Company (or any person claiming by, through or for the benefit of the Company) accepting all or any portion of the Parent Termination Fee or accepting any payment from the TPG Fund under the Guaranty and (d) the Company or any of its affiliates (or any person claiming by, through or for the benefit of the Company) asserting a claim in any litigation or other proceeding for monetary damages against the TPG Fund or any of its affiliates under the Merger Agreement, other than pursuant to the Guaranty.

Confidentiality Agreement

On May 27, 2011, the Company and TPG Capital, L.P., a Texas limited partnership (“TPG”) that is an entity affiliated with the TPG Fund, executed a confidentiality agreement (the “Confidentiality Agreement”). Among other provisions, pursuant to the Confidentiality Agreement, TPG agreed that for a period that is the shorter of (a) 18 months following the execution of the Confidentiality Agreement or (b) 12 months after the date on which discussions between the parties regarding a possible transaction cease, neither TPG nor any of its directors, officers, employees or affiliates will (i) acquire any beneficial interest in voting or other securities of the Company (or acquire an option or similar right to acquire any securities of the Company), (ii) participate in a proxy solicitation involving the Company, (iii) participate in a group (within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to the Company’s voting or other securities, (iv) acquire any of the assets of the Company (or acquire an option or similar right to acquire the assets of the Company), (v) participate in any financing for the purposes of acquiring voting or other securities or assets of the Company, (vi) seek to influence the management of the Company (by proposing a merger or other business combination, by nominating directors or by proposing any matter to be voted on by the Company’s shareholders), (vii) request to amend, terminate, or publicly disclose the existence of these obligations, or (viii) take any other action or make any other public announcement that would reasonably be expected to result in the Company having to make a public announcement regarding any of the foregoing. In addition, the Confidentiality Agreement provides that, for a period of 18 months following the execution of the Confidentiality Agreement, neither party will, directly or indirectly, solicit for employment or employ (1) an officer of the other party or (2) any employee of the other party with whom a party has had substantive contact or who is specifically identified to a party. This summary of the Confidentiality Agreement does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Amendment to Rights Plan

Prior to entering into the Merger Agreement, the Company’s board of directors (the “board”, our “board” or the “board of directors”) approved, and the Company entered into, an amendment to the Amended and Restated Shareholder Rights Agreement, dated as of November 20, 2001 and as amended effective April 20, 2009, by and between the Company and Computershare Trust Company, N.A. (as successor to Equiserve Trust Company, N.A.) (the “Rights Plan”), with the purpose and intent of rendering the Rights Plan inapplicable to the Offer, the Top-Up Option, the Merger, the Merger Agreement and any other transaction with Parent, Purchaser or their affiliates contemplated by the Merger Agreement, and to cause the Rights Plan to terminate immediately prior to the Effective Time. This summary of the amendment to the Rights Plan does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to Amendment No. 2 to Amended and Restated Shareholder Rights Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Waiver to Merger Agreement

On July 11, 2011, Parent and Purchaser waived in writing their right to appoint Purchaser Designees (as defined below) to the board of directors and acknowledged and agreed that the Company is not required under Section 1.3 of the Merger Agreement to mail the information statement required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to the Company’s shareholders.

Arrangements with Executive Officers and Directors of the Company

In addition to the information below, for further information with respect to the contracts, arrangements or understandings between the Company or its affiliates and certain of its executive officers or directors described in this Item 3, see the information included under “Item 8. Additional Information—Information About Golden Parachute Compensation”, which is incorporated herein by reference.

Interests of Certain Persons

Certain members of management and the board of directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s shareholders, generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain severance and other benefits.

Consideration Payable Pursuant to the Offer

Consideration for Shares. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of July 13, 2011, the Company’s directors and executive officers (and affiliates and affiliated investment entities) owned 9,310,553 Shares in the aggregate. If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $251,384,931 in cash, which includes $240,660,072 that would be received by entities affiliated with ValueAct Capital (“ValueAct”). If the directors and executive officers (and affiliates and affiliated investment entities) do not tender their Shares into the Offer, upon consummation of the Merger, their Shares will represent the right to receive the Offer Price, in cash without interest, on the same terms and conditions as the other shareholders of the Company.

Consideration for Stock Options, Restricted Shares, Restricted Stock Units and Performance Shares. The Merger Agreement requires the Company to use commercially reasonable efforts to provide that each option to purchase Shares (a “Stock Option”) outstanding under the Stock Plans (as defined below) will become 100% vested and exercisable immediately prior to the earlier of the Offer Closing and the Effective Time (the “Acceleration Time”), and to provide that, at the Acceleration Time, each Stock Option will be cancelled and the holder thereof will be entitled to receive an amount in cash equal to the product of (a) the total number of Shares subject to such Stock Option, multiplied by (b) the excess, if any, of (i) the Offer Price over (ii) the exercise price per share of such Stock Option. The Merger Agreement also requires the Company to use commercially reasonable efforts to provide that each Restricted Share granted under the Stock Plans (as defined below) that is outstanding immediately prior to the Acceleration Time will become fully vested and transferable. In addition, the Merger Agreement requires the Company to use commercially reasonable efforts to provide that each restricted stock unit (“Restricted Stock Unit”) and performance share (“Performance Share”) awarded under the Company’s 2005 Long-Term Incentive Plan and outstanding immediately prior to the Acceleration Time will become fully vested and will be cancelled at the Acceleration Time in exchange for the right to receive the Offer Price.

The table below sets forth, as of July 13, 2011, the approximate value of the cash payments, before applicable taxes, that each executive officer and director of the Company will receive for such person’s Stock Options, Restricted Shares, Restricted Stock Units and Performance Shares at the Acceleration Time, assuming (a) the Acceleration Time occurs on August 19, 2011, and (b) between July 13, 2011 and the Acceleration Time, no Stock Options were exercised, no Restricted Shares became vested, no Restricted Stock Units or Performance Shares vested and were converted into the right to receive Shares, and no additional equity awards were granted. The dates used to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Executive Officer/Director	Value of Vested Stock Options Outstanding With a Per- Share Exercise Price Less Than the Offer Price ($)	Value of Unvested Stock Options Outstanding With a Per- Share Exercise Price Less Than the Offer Price ($)	Value of Restricted Shares ($)	Value of Restricted Stock Units($)	Value of Performance Share ($)	Value of Total Payments ($)
Joshua H. Levine President, Chief Executive Officer and Director	—	—	—	—	1,761,966	1,761,966

Richard A. Flynt Executive Vice President and Chief Financial Officer	80,682	126,430	537,948	621,000	645,408	2,011,468

Philip H. Moïse Executive Vice President, General Counsel and Secretary	125,732	191,213	849,123	270,000	684,180	2,120,248

James F. Clouser Director	67,738	—	—	149,634	—	217,372

Dr. Paul V. Holland Director	67,738	—	—	149,634	—	217,372

Ronny B. Lancaster Director	68,125	—	—	149,634	—	217,759

Dr. Paul D. Mintz Director	65,076	97,988	—	149,634	—	312,698

G. Mason Morfit Director	—	163,240	—	149,634	—	312,874

Chris E. Perkins Director	67,738	—	—	149,634	—	217,372

Joseph E. Rosen Director, Chairman	2,277,227	—	3,780	149,634	—	2,430,641

Total	2,820,056	578,871	1,390,851	1,938,438	3,091,554	9,819,770

The table below sets forth, as of July 13, 2011, the approximate value of the cash payments, before applicable taxes, that Dr. Gioacchino De Chirico (the Company’s former President and Chief Executive Officer (“CEO”), who is currently employed by the Company as Past President and CEO) will receive for his Stock Options, Restricted Shares, Restricted Stock Units and Performance Shares at the Acceleration Time, assuming (a) the Acceleration Time occurs on August 19, 2011, and (b) between July 13, 2011 and the Acceleration Time, no Stock Options were exercised, no Restricted Shares became vested, no Restricted Stock Units or Performance Shares vested and were converted into the right to receive Shares, and no additional equity awards were granted. The dates used to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

	Value of Vested Stock Options Outstanding With a Per- Share Exercise Price Less Than the Offer Price ($)	Value of Unvested Stock Options Outstanding With a Per- Share Exercise Price Less Than the Offer Price ($)	Value of Restricted Shares ($)	Value of Restricted Stock Units ($)	Value of Performance Shares ($)	Value of Total Payments ($)
Dr. Gioacchino De Chirico Past President and CEO	611,562	505,167	1,424,466	910,494	303,507	3,755,196

Employment Agreements

We have written employment agreements with each of Messrs. Levine, Flynt and Moïse and Dr. De Chirico that provide for severance benefits in the event of termination without cause or by the employee for good reason in connection with a change in control.

Messrs. Levine, Flynt and Moïse

The employment agreements with each of Messrs. Levine, Flynt and Moïse provide that if the Company terminates the employee’s employment without cause or the employee terminates his employment for good reason (each, a “qualifying termination”), then the Company must pay the employee two times his “average annual compensation”, as defined in the agreement. Average annual compensation is calculated as the employee’s current base salary plus the average of the bonuses paid to him over the last two fiscal years over which he was eligible to receive a bonus (or such lesser number of years as he was eligible to receive a bonus). In addition, Mr. Levine’s agreement provides that, for purposes of determining his average annual compensation, if his employment is terminated prior to May 31, 2012, the bonus portion of such amount will be equal to his target bonus for fiscal year 2012. Upon a qualifying termination, severance will be paid in approximately equal monthly installments over the two years following a qualifying termination, except that if the qualifying termination occurs within two years after certain change in control events of the Company (including one that would result from the Offer Closing or the Merger), the severance will be paid in a lump sum on the fifth day following a qualifying termination.

Each of the agreements provides that, if there is a qualifying termination, the employee will be entitled to (a) a lump sum payment of health insurance costs for 18 months payable on the 38th day following such qualifying termination, and (b) three additional months of vesting on equity-based awards and up to nine additional months to exercise vested Stock Options (if any). Mr. Levine’s agreement also provides that he is entitled to an annual bonus for the year in which the qualifying termination occurs, pro-rated for the number of days he is employed by the Company in such year. No release of claims is required to receive the payments, except in respect of qualifying terminations that occur prior to (or in the case of Mr. Levine, in connection with) a change in control. Each of the agreements provides that the Company will pay $30,000 to the employee for outplacement assistance on the fifth day following a qualifying termination after a change in control (or, in the case of Mr. Levine, following the time when the Company has entered a definitive agreement that results in the consummation of a change in control).

None of the employment agreements includes a change in control excise tax gross-up. Each of the agreements includes a “best net” provision, pursuant to which change-in-control payments and benefits will be reduced or “cut back” to the extent necessary to avoid an excise tax, if that would result in a better net after-tax benefit for the employee (taking into account the excise taxes the employee would pay on an unreduced benefit).

In consideration for the severance and benefits described above, Messrs. Levine, Flynt and Moïse are each subject to a two-year post-employment non-solicitation restriction and an 18-month post-employment non-competition restriction.

For further information about the employment agreements with Messrs. Levine, Flynt and Moïse, including the definitions of change in control, cause and good reason, and for current base salary and bonus information, see “Item 8. Additional Information—Information About Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference).

Dr. De Chirico

Dr. De Chirico’s employment agreement provides that in the event of a qualifying termination (other than in connection with a change in control), he is entitled severance equal to his average annual compensation payable through June 10, 2012, payable in approximately equal bi-weekly installments. In the event of a change in control and a qualifying termination prior to June 10, 2012, Dr. De Chirico is entitled to severance equal to two times his average annual compensation, which, in the case of certain change in control events (including one that would result from the Offer Closing or the Merger), is payable in a single lump sum at the time of such termination.

In the event of a qualifying termination (whether or not following a change in control), Dr. De Chirico is also entitled to (a) a lump sum payment of health insurance costs for 18 months, payable on the date of such qualifying termination (rather than on June 10, 2012, the expiration date of his current agreement), and (b) full vesting of outstanding equity-based awards, if any, on the date of such qualifying termination, and the right to exercise his Stock Options, if any, for their full remaining term.

The employment agreement does not include a change in control excise tax gross-up. The agreement includes a “best net” provision, pursuant to which change-in-control payments and benefits will be reduced or “cut back” to the extent necessary to avoid an excise tax, if that would result in a better net after-tax benefit for Dr. De Chirico (taking into account the excise taxes the employee would pay on an unreduced benefit).

In consideration for the severance payable under his agreement, Dr. De Chirico is subject to two-year post-employment non-solicitation and non-competition restrictions; however, Dr. De Chirico has also entered into a consulting agreement with the Company, under which he is also subject to non-solicitation and non-competition provisions during the contract term and for two years after the consulting agreement expires or is otherwise terminated. The consulting agreement with Dr. De Chirico commences on June 10, 2012, and has a four year term under which he will be paid $200,000 per year.

For further information about the employment agreement with Dr. De Chirico, including the definition of change in control, cause and good reason, and for current base salary and bonus information, see “Item 8. Additional Information—Information About Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference).

Fiscal Year 2012 Bonus Plan and Long-Term Incentive Plan

On June 9, 2011, the Compensation Committee approved the Fiscal Year 2012 Bonus Plan and Long-Term Incentive Plan for Executive Officers (the bonus portion is referred to as the “2012 Bonus Plan” and the long-term incentive portion is referred to as the “2012 LTI Plan”).

Under the terms of the 2012 Bonus Plan, executives are eligible to receive cash bonuses based on our achievement of specified net income goals and other corporate goals established by the Compensation Committee, and on achievement of individual performance objectives established for each participant at the beginning of the fiscal year. The 2012 Bonus Plan does not provide for accelerated payments in the event of a change in control.

Under the terms of the 2012 LTI Plan, certain executives have been granted Performance Shares, which are performance-conditioned restricted stock units that represent a contingent right to receive Shares based on the achievement of certain operational performance goals for fiscal year 2012. All awards under the 2012 LTI Plan are granted pursuant to the 2005 Long-Term Incentive Plan. The 2012 LTI Plan provides that upon a change in control, all performance goals will be deemed to have been met at the target level, and that 100% of the target award will vest and convert to Common Stock, without proration, on the date of the change in control.

Stock Plans

The Company has issued Stock Options, Restricted Shares, Restricted Stock Units and Performance Shares under the 2005 Long-Term Incentive Plan, the Amended and Restated 2003 Stock Option Plan, Amended and Restated 1998 Stock Option Plan and 1990 Stock Option Plan (the “Stock Plans”).

In accordance with the Merger Agreement and the terms of the Stock Plans, the Company will use commercially reasonable efforts to provide that:

•

each Stock Option outstanding under the Stock Plans will become 100% vested and exercisable at immediately prior to the Acceleration Time, and, at the Acceleration Time, each Stock Option will be cancelled and the holder thereof will be entitled to receive an amount in cash equal to the product of (a) the total number of Shares subject to such Stock Option, multiplied by (b) the excess, if any, of (i) the Offer Price over (ii) the exercise price per share of the Stock Option;

•	each Restricted Share that is outstanding immediately prior to the Acceleration Time will become fully vested and transferable at the Acceleration Time; and

•

each Restricted Stock Unit and Performance Share that is outstanding under the Stock Plans will become fully vested and will be cancelled at the Acceleration Time in exchange for the right to receive the Offer Price.

In addition, under the 2005 Long-Term Incentive Plan, in the event of a change in control, (a) any Stock Options outstanding as of the date of the change in control will become fully vested and exercisable to the full extent of the original grant; (b) the restrictions applicable to any Restricted Shares will lapse, and the Restricted Shares will be free of all restrictions and become fully vested and transferable to the full extent of the original grant; and (c) any performance goal or other condition with respect to any Performance Shares will be deemed to have been satisfied in full at target value, and the award will be fully distributable within 30 days following the change in control. Under the Amended and Restated 2003 Stock Option Plan, Amended and Restated 1998 Stock Option Plan and 1990 Stock Option Plan, in the event of a change in control, all Stock Options outstanding thereunder will be immediately exercisable on an accelerated basis.

See “Item 8. Additional Information—Information About Golden Parachute Compensation” below for further information with respect to certain of these agreements and for a quantification of the amounts potentially payable to certain persons in connection with the Offer and completion of the Merger.

Arrangements with the Company’s Non-Employee Directors

Non-employee directors receive an annual retainer of $25,000, receive a payment of $2,500 per meeting, and are reimbursed for all travel expenses to and from meetings of the board. The chairman of the board is paid an additional $40,000 annual retainer. The audit committee chair is paid an additional $15,000 annual retainer and the other audit committee members are each paid an additional $10,000 annual retainer. The compensation committee chair and the governance committee chair are each paid an additional $10,000 annual retainer, and the other members of these two committees are each paid an additional $5,000 annual retainer.

In addition, the Company provides each of the non-employee directors with an initial grant of Stock Options upon their election or appointment as a director at the stock’s closing market price on the date of grant. The initial grant of Stock Options has a Black-Scholes value of $155,000 and vests in increments of 25% at the end of each of the four years following the grant date. The Company also provides each of the non-employee directors an annual grant of Restricted Shares, which has a Black-Scholes value of $85,000. Directors must be serving on the board on the grant date to receive the annual grant of Restricted Shares. Each director may also receive other grants under the Company’s 2005 Long-Term Incentive Plan. Except for the initial grant of Stock Options, Restricted Shares and Stock Options granted to non-employee directors fully vest on the first anniversary of the date of grant or, if earlier, upon a change of control.

Employee Matters

The Merger Agreement provides that following the Effective Time and ending on December 31, 2012, the continuing employees of the Company will receive base salary, target bonus opportunities under annual and long-term bonus plans (without regard to whether long-term bonus plans are paid in equity) and benefits (other than equity-based compensation or any defined benefit plan) that are in the aggregate no less favorable than those that such employees received or were eligible to receive immediately prior to the Acceleration Time. For the fiscal year in which the Merger is consummated, the bonuses actually payable to each eligible participant under the Bonus Plan and Long-Term Incentive Plan for Executive Officers for fiscal year 2012 will be no less than the bonus calculated pursuant to the terms and conditions of such plan based on actual performance (after certain adjustments relating to the consummation of the Transaction) for the portion of the fiscal year in which such participant was employed by the Company or its subsidiaries during the fiscal year, provided that the participant does not resign his or her employment and is not terminated for cause prior to May 31, 2012. Pursuant to the Merger Agreement, the continuing employees of the Company are not third-party beneficiaries under the Merger Agreement with respect to the matters described in this paragraph.

Exculpation and Indemnification of Directors and Officers

Section 14-2-850, et. seq., of the GBCC authorizes the Company to indemnify its directors, officers, employees and agents in certain circumstances. Section 14-2-856 of the GBCC expressly allows the Company to authorize indemnification rights that are broader than provided under the GBCC if contained in the Company’s articles of incorporation or in a bylaw, contract or resolution approved or ratified by a majority of the votes entitled to be cast in a vote of the Company’s shareholders, but Shares owned or voted under the control of a director who at the time does not qualify as a disinterested director with respect to any existing or threatened proceeding that would be covered by the authorization may not be voted on the authorization. Article Eight of the Company’s bylaws provides broader indemnification rights than expressly provided under the GBCC and has been ratified by the Company’s shareholders.

Article Eight of the Company’s bylaws generally requires the Company to indemnify directors and executive officers who are or were parties to any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person was or is one of the Company’s directors or executive officers. Except as noted in the next paragraph, directors and executive officers are entitled to be indemnified against expenses (including but not limited to attorneys’ fees and court costs), and against any judgments, fines and amounts paid in settlement actually and reasonably incurred by them. Directors and executive officers also generally are entitled to have the Company advance any of those expenses prior to final disposition of the proceeding provided that:

•

the director or executive officer furnishes the Company with a written affirmation of his or her good faith belief that his or her conduct does not constitute the type of behavior for which indemnification is prohibited;

•	the board of directors has not made its own determination that the director or executive officer is not entitled to indemnification; and

•	the director or executive officer furnishes the Company with an undertaking to repay the Company if it is ultimately determined that he or she is not entitled to indemnification.

The GBCC and Article Eight of the Company’s bylaws prohibit the Company from indemnifying directors and officers for the following types of liabilities:

•	any appropriation, in violation of the director’s or officer’s duties, of any business opportunities of the Company;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	liability under Section 14-2-832 of the GBCC (pertaining to unlawful dividends or other distributions); and

•	any transaction from which the director or officer derived an improper personal benefit.

In addition, as permitted by Subsection (b)(4) of Section 14-2-202 of the GBCC, the Company’s articles of incorporation limit the personal liability of a director of the Company to the Company or its shareholders for monetary damages for breach of duty of care or other duty as a director to the amount of such director’s compensation for services as a director during the twelve-month period immediately preceding such breach, except that a director’s liability is not so limited for (a) any appropriation, in violation of the director’s duties, of any business opportunity of the Company, (b) acts or omissions which involve intentional misconduct or a knowing violation of law, (c) liability under Section 14-2-832 of the GBCC, or (d) any transaction from which the director derived an improper personal benefit. The effect of this provision is to limit the rights of the Company and its shareholders (through shareholders’ derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in the preceding sentence.

The board of directors may, but is not obligated to, indemnify other officers, employees and agents to the same extent it may indemnify directors, subject to all of the accompanying conditions and obligations, except that the indemnification so provided need not be limited to the monetary damages exceeding the officer’s, employee’s or agent’s compensation over a 12 month period. The board of directors has extended indemnification rights to the Company’s officers.

Upon authorization by the board of directors, the Company can enter into an agreement or agreements providing to any person who was or is one of the Company’s directors, officers, employees or agents, indemnification rights substantially the same as those provided to directors under Article Eight of the Company’s bylaws. The Company has entered into written agreements with certain current and former members of its board of directors to provide such persons indemnification as described above and to assure such persons that the Company will continue to provide such indemnification even if the Company’s bylaws are amended in the future. Finally, the Company has obtained, and may in the future obtain, insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers of the Company. Such policies may insure persons who are or were directors or officers of the Company against liabilities asserted against such directors or officers in their capacity as such, whether or not the Company would have the power to indemnify such directors or officers against such liabilities under its articles of incorporation or bylaws.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time existing (as of the date of the Merger Agreement) in favor of any individual who was at the time of the Merger Agreement, or had been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its subsidiaries or who is or was serving at the request of the Company or any of its subsidiaries as a director, officer or employee of another person as provided in the respective articles of incorporation or bylaws (or comparable organizational documents) of the Company and its subsidiaries, and any indemnification agreements with any such persons will survive the Offer and the Merger and the other transactions contemplated by the Merger Agreement and will continue in full force and effect in accordance with their terms, and cannot be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.

The Merger Agreement also provides that Parent shall maintain the existing officers’ and directors’ liability insurance policies maintained by the Company as of the date of the Merger Agreement for a period of six years from the Effective Time (provided that Parent may substitute therefore policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy); provided that after the Effective Time in no event shall Parent be required to expend annually in the aggregate an amount in excess of 350% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement in respect of coverage required to be obtained pursuant to the Merger Agreement. In lieu of the foregoing, the Company may purchase, prior to, on or after the Effective Time, a six-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such director and officer.

If Parent or the Surviving Corporation or their respective successors or assigns (a) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, the Merger Agreement requires proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation assume all of the foregoing indemnification and insurance obligations.

The foregoing summary of the indemnification of directors and officers and director and officer liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 16 Matters

The Merger Agreement provides that the board of directors will take all such actions as may be necessary or appropriate to cause any disposition of the Shares or conversion of any derivative securities in respect of such Shares in connection with the consummation of the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The compensation committee of the board of directors (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each agreement, arrangement or understanding entered into by the Company or its subsidiaries with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act.

Representation on the Board of Directors

The Merger Agreement provides that, after the Offer Closing, Purchaser will have the right to designate a number of directors (the “Purchaser Designees”), rounded up to the nearest whole number, to the board of directors equal to the product of the total number of members of the board of directors multiplied by the percentage that the number of Shares beneficially owned by Parent or Purchaser or any of their subsidiaries (including Shares accepted for payment and Shares acquired pursuant to the Top-Up Option) bears to the total number of Shares then outstanding, but in no event less than a majority of the number of directors. The Company is also required, upon the request of Purchaser, to either increase the size of the board of directors or secure the resignations of such number of the Company’s incumbent directors, or both, as is necessary to enable Purchaser’s designees to be so elected or appointed to the board of directors and the Company to cause such designees to be so elected or appointed. The Company is also required, if requested by Purchaser, to take all action necessary to cause Purchaser’s designees to constitute at least the same percentage (rounded up to the next whole number) of each committee of the board as such Purchaser Designees constitute on the board, to the extent permitted by applicable law and the rules of the Nasdaq Stock Market. Notwithstanding the foregoing, at all times following the Offer Closing and until the Effective Time, Parent, Purchaser, and the Company will use their respective reasonable best efforts to ensure that the board of directors will always have at least three directors who are currently directors of the Company, are not officers of the Company and who are independent for purposes of continuing listing requirements of the Nasdaq Stock Market.

As a result of these provisions, Purchaser would have the ability to designate a majority of the board of directors following the Offer Closing. However, on July 11, 2011, Parent and Purchaser waived in writing their right to appoint Purchaser Designees to the board of directors and acknowledged and agreed that the Company is not required under Section 1.3 of the Merger Agreement to mail the information statement required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to the Company’s shareholders.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with the Company’s legal advisors as well as receipt of Goldman, Sachs & Co.’s (“Goldman Sachs”) opinion that the $27.00 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, at a meeting held on July 2, 2011, the board of directors, among other things, has unanimously: (a) determined that the Merger, the Merger Agreement and the other transactions contemplated thereby are advisable to, fair to and in the best interests of the Company and its shareholders, (b) adopted and approved the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, (c) directed that, if required by the Merger Agreement or by applicable law, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement should be submitted to the Company’s shareholders for their consideration, and (d) resolved to recommend that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required under the GBCC, approve the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the board of directors unanimously recommends that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer, and if required under the GBCC, approve the Merger Agreement.

The press release issued by the Company announcing the execution of the Merger Agreement is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.

Background of the Transaction

Our board, with the assistance of our management and advisors, regularly considers strategic alternatives and opportunities to enhance shareholder value. In evaluating these strategic alternatives and opportunities, our board has taken into account, among other things, the performance and prospects of our business, as well as the risks and challenges associated with our business. In addition, as part of this evaluation, our board has considered the regulatory environment and the implications of various litigation and regulatory matters affecting us, including antitrust investigations relating to us, private litigation with respect to antitrust and securities matters, and an administrative action by the FDA relating to our facilities and operations (the “Litigation and Regulatory Matters”).

In the first quarter of 2009, we were approached by a strategic party (“Company A”). Company A expressed an interest in a potential collaboration arrangement with our company. In March and May 2009, our management met with Company A regarding the potential collaboration. In November 2009, our management again met with Company A, which at this time expressed an interest in discussions relating to a potential acquisition of our company. As part of these discussions, Company A requested access to due diligence information about our company, including information regarding the Litigation and Regulatory Matters.

In late November 2009, our company engaged King & Spalding LLP (“King & Spalding”) as our legal advisor, to assist our board in connection with the approach made by Company A and in connection with our board’s potential evaluation of other strategic alternatives. In addition, in December 2009, we engaged Goldman Sachs as our financial advisor to assist our board in connection with the approach made by Company A and in connection with our board’s potential evaluation of other strategic alternatives.

At a board meeting on January 18 and 19, 2010, King & Spalding reviewed with our board their fiduciary duties, both in general and in connection with a potential transaction. Our board was then updated on the status of discussions with Company A, including the request by Company A for due diligence information. Our board also was updated on the status of the Litigation and Regulatory Matters. Following a discussion among the board, our management and our legal and financial advisors of potential strategic alternatives, process considerations (including the impact of the Litigation and Regulatory Matters on a potential transaction and the process relating thereto), and the discussions to date with Company A, our board determined not to release non-public information regarding the Litigation and Regulatory Matters to Company A at that time, given concerns our board had regarding the appropriate process for disclosure without compromising our company’s interests. However, our board authorized our management to have further discussions with Company A to better understand Company A’s level of interest and determined that it would continue to review and evaluate the release of non-public information about the Litigation and Regulatory Matters in connection with these further discussions.

Following the January 18-19 board meeting, our then president and chief executive officer, Dr. Gioacchino De Chirico, engaged in a discussion with Company A, in which Dr. De Chirico indicated that prior to providing Company A with non-public information regarding the Litigation and Regulatory Matters, our board was interested in developing a better understanding of Company A’s interest in our company and its views on valuation. In addition, in early February 2010, we were contacted by another strategic party (“Company B”), which expressed interest in exploring a transaction with us. Our management indicated to Company B that our board was evaluating potential alternatives and that we would inform Company B should we decide to explore a transaction as a potential course of action.

At a board meeting on February 11, 2010, with Goldman Sachs and King & Spalding participating in the meeting, Dr. De Chirico updated our board on the discussions with Company A and Company B. At the meeting, our board and its advisors discussed potential process considerations with respect to Company A and Company B as well as various potential strategic alternatives for our company, including continued execution of our strategic stand alone business plan, potential acquisitions and strategic alliances, a levered recapitalization of our company, and the sale of our company to either a strategic buyer or a financial sponsor. Following discussion, the board noted that it expected that both Company A and Company B would be providing more information regarding the nature and level of their interest in our company, and the board determined to review any such more specific interest when it was received.

Following the February 11 board meeting, Dr. De Chirico and Goldman Sachs engaged in further discussions with Company A regarding the nature and level of Company A’s interest in our company. In mid-March, 2010, Company A informed us that it was not interested in proceeding with a transaction at that time, as Company A believed that it was not in a position to allocate the necessary capital to a transaction with us due to other commitments on its part. Company A also expressed concern over the uncertainties associated with the Litigation and Regulatory Matters at that time.

In early March 2010, we were contacted by another strategic party (“Company C”), which expressed interest in exploring a transaction with us. On March 8, 2010, our management met with Company C regarding a potential transaction. A representative of TPG participated in the meeting as a potential source of financing for the potential transaction with Company C, but did not participate in subsequent discussions between Company C and our company. We requested that Company C submit a written non-binding proposal, but we were informed by Company C that it believed it needed additional information regarding the Litigation and Regulatory Matters before submitting a proposal.

On March 24, 2010, Company B submitted a written, non-binding indication of interest to acquire our company at a price of $30.00 per share. In conversations with Goldman Sachs, Company B made it clear the indicated price did not reflect any potential price reduction that might result from Company B’s further assessment of the Litigation and Regulatory Matters. The indication of interest contemplated an acquisition of our company using a combination of cash and Company B’s publicly traded stock, the mix of which was not specified. The indication of interest by Company B stated that it was based upon Company B’s limited review of publicly available information, and was subject to further due diligence, including due diligence with respect to the Litigation and Regulatory Matters.

At a board meeting on March 26, 2010, our board with its advisors reviewed the status of discussions with Company A, Company B and Company C. Following a discussion by the board of potential strategic alternatives, process considerations and other matters (including the impact of the Litigation and Regulatory Matters on a potential transaction and the process relating thereto, the fact that Company B’s interest was based on a limited review of publicly available information and subject to further due diligence, and the potential effect that Company B’s perception of the Litigation and Regulatory Matters ultimately could have on its interest), and the discussions to date with Company B and Company C, our board directed management, Goldman Sachs and King & Spalding to engage in further discussions with Company B and Company C and to evaluate further a potential process that could be followed to explore our company’s strategic alternatives.

On April 1, 2011, Company B formally withdrew the indication of interest. From the beginning of April through July 2010, we engaged in ongoing discussions with Company B regarding a potential transaction. However, Company B did not submit a subsequent indication of interest, and Company B continued to have questions about the Litigation and Regulatory Matters.

In early April, 2010, we were contacted by a private equity fund (“Company D”), which expressed interest in having preliminary discussions with us, but no substantive discussions with Company D occurred after that contact.

At a board meeting on April 20, 2010, with Goldman Sachs and King & Spalding participating in the meeting, the board was updated on the status of discussions with Company B and Company C, and was provided with an update regarding the status of the Litigation and Regulatory Matters. Following these presentations, our board, together with its advisors, engaged in a discussion relating to our company and its potential strategic alternatives, including discussions focusing on our company’s business and strategic plan, our senior management, the market and industry challenges faced by our company, our company’s recent performance and growth, our company’s prospects and potential short-term and long-term risks associated with executing our business and strategic plan, and advantages and disadvantages of a business combination with another party. Our board also reflected on interest in our company shown by Company B and Company C. In addition, our board discussed the implications of the Litigation and Regulatory Matters on any potential process and how potential bidders would potentially assess this information, including the uncertainties associated with the Litigation and Regulatory Matters at that time. After substantial discussion, our board authorized Goldman Sachs to continue discussions with Company B and Company C and decided to engage in further discussion of these issues following a strategic planning meeting of our board scheduled for May 15, 2010.

At a board meeting on May 15, 2010, with Goldman Sachs and King & Spalding participating in the meeting, our board continued its discussions from the April 20, 2010 meeting relating to our company and our potential strategic alternatives. Our management updated our board on recent discussions with Company B, Company C and Company D. In connection with the discussions, our board reviewed various considerations involved in deciding whether to commence a process to explore strategic alternatives, as well as various considerations involved in deciding whether to continue pursuing our current strategic plan. In its discussion, our board focused on our company’s business and strategic plan, our senior management, market and industry challenges faced by our company, our company’s recent performance and growth, our company’s prospects and potential, short-term and long-term risks associated with executing our business and strategic plan, and the advantages and disadvantages of a business combination with another party. Our board also reflected on interest shown by potential acquirors, including Company B, Company C and Company D. As part of the discussion, our board discussed the implications of the Litigation and Regulatory Matters on any potential process. Our board also discussed the due diligence process that potential acquirors would generally expect to follow in determining whether or not to enter into a business combination with our company, and the impact that the Litigation and Regulatory Matters (including the uncertainty relating to those matters) and recent developments with respect to the performance of our company likely would have on any valuation of our company ascribed by Company B, Company C and Company D. After further discussion, our board determined that it would be beneficial to continue evaluating and monitoring the many factors affecting the strategic outlook of our company, including the Litigation and Regulatory Matters and any other internal and external developments that could affect our company’s appropriate course of action going forward. A principal concern of the board was how due diligence with respect to the Litigation and Regulatory Matters could be appropriately structured.

At the May 15, 2010 meeting, Dr. De Chirico also reported on his prior discussions with ValueAct, including recent conversations in which ValueAct expressed an interest in appointing a member to serve on our board of directors. Following board meetings on June 7, 2010 and July 23, 2010, and upon the recommendation of our board’s governance committee, our board unanimously elected G. Mason Morfit, a partner with ValueAct, as a director of our company. At the time, ValueAct owned approximately 11% of our stock.

From June through September 2010, our board and management continued to focus on our company’s stand alone business plan and our company’s competitive position in the blood banking industry. During this time period, neither our company nor our advisors had substantive discussions with any third parties regarding a potential transaction. Following the release on October 6, 2010 of our company’s financial performance for the first quarter of fiscal year 2011, our board and management discussed and revised expectations downward with respect to financial performance for the remainder of fiscal year 2011.

At a board meeting on August 12, 2010, our board continued its discussions regarding a possible process for pursuing potential strategic alternatives. Following these discussions, the board designated a committee of directors consisting of Ronny B. Lancaster, Chris E. Perkins and Mr. Morfit to address these issues further and to report back to our board with the committee’s recommendations. One of the principal issues for the committee to address was structuring the appropriate process to allow interested parties to perform due diligence on the Litigation and Regulatory Matters.

At three board meetings and five committee meetings during August through October 2010, our board, the committee and their advisors discussed the impact that the Litigation and Regulatory Matters (and the uncertainty relating to these matters) and other issues could have on the due diligence and valuation process associated with any potential transaction. The committee also discussed potential alternatives with respect to the scope and timing of due diligence relating to the Litigation and Regulatory Matters in connection with any process that our company might consider undertaking to solicit potential interest in our company.

At a meeting of our board on October 15, 2010, with Goldman Sachs and King & Spalding participating in the meeting, the committee reported on its work, including its recommendation to our board regarding potential steps that could be followed in pursuing a potential transaction if our board were to determine that exploring such a process would be in the best interests of our company and our shareholders. Our board further discussed the potential transaction process and further reviewed the implications of the Litigation and Regulatory Matters with respect to any such process as well as the potential impact of our October 7, 2010 announcement of lowered earnings guidance on interested parties.

At a meeting on October 25, 2010, our board and its advisors discussed potential strategic alternatives, including the form of process that could be followed to explore potential interest of parties in an acquisition of the company, as well as continuing on the company’s current stand alone plan, recapitalizations of the company and potential acquisition opportunities. Following this discussion, our board unanimously determined to initiate a process in which our company would explore a potential strategic transaction and approved the sharing with Company B and Company C of certain non-public due diligence information, subject to the execution of an acceptable confidentiality agreement. Our board also authorized Goldman Sachs to contact several additional parties to determine whether they would be interested in considering a potential business combination with our company.

On November 5, 2010, we entered into a non-disclosure agreement with Company B.

On November 8, 2010, the United States Department of Justice announced that its antitrust investigation of the company had been closed, and the Department of Justice took no further action.

At a board meeting on November 10 and 11, 2010, with Goldman Sachs and King & Spalding participating in the meeting, Goldman Sachs updated our board on its discussions with parties potentially interested in a business combination with our company. Goldman Sachs reported that Company B remained interested in exploring a business combination with our company and had entered into a non-disclosure agreement, but that Company C had advised Goldman Sachs that it was no longer interested in light of its views regarding our business. Goldman Sachs indicated that it had contacted eight additional strategic parties regarding their potential interest in our company, and that three of these companies had also expressed interest, (“Company E”, “Company F” and “Company G”). Goldman Sachs also reported to our board that our management had prepared a preliminary information package and management presentation and that management was scheduled to meet with representatives of Company B on November 22, 2010. Goldman Sachs also reported that, with our board’s approval, Goldman Sachs would contact the additional interested parties to arrange the execution of non-disclosure agreements, access to due diligence information and management presentations.

At the November 10-11, 2010 meeting, following the Goldman Sachs presentation, our board, with the input of management and its legal and financial advisors, discussed a number of factors, including our company’s business and strategic plan, senior management of our company, market and industry challenges faced by our company, our company’s recent performance and growth, our company’s prospects and potential, short-term and long-term risks associated with executing our company’s business and strategic plan, the advantages and disadvantages of a business combination with another party, the Litigation and Regulatory Matters, and the process discussed by Goldman Sachs. After further discussion, our board determined to authorize management and Goldman Sachs to provide information to the parties that had expressed an interest in a business combination with our company in an effort to solicit indications of interest from those parties.

On November 11, 2010, we entered into a non-disclosure agreement with Company F.

On November 13, 2010, Company G indicated that it was no longer interested in pursuing a strategic transaction with us. Company G had not entered into a non-disclosure agreement with us and had not received non-public information regarding our company prior to that time.

On November 27, 2010, we entered into a non-disclosure agreement with Company E.

During November 2010 and December 2010, Company B, Company E and Company F engaged in due diligence of non-public information with respect to our company, which included the review of information contained in a virtual data room, management presentations conducted by our company and the opportunity to ask questions about our company and our business.

On December 9, 2010, Company F indicated to Goldman Sachs that it was no longer interested in pursuing a strategic transaction with us due to, among other things, the uncertainties associated with our Legal and Regulatory Matters.

On December 10, 2010, Company E submitted to Goldman Sachs an initial indication of interest for a cash acquisition of our company in the range of $22.00 to $23.00 per share, subject to further due diligence.

On December 12, 2010, Company B indicated that it did not intend to submit another indication of interest for our company in light of its views regarding our business.

At a board meeting on December 14, 2010, our board and its advisors reviewed the process undertaken with respect to our company’s review of potential strategic alternatives. The board received an update regarding the contacts and discussions with potential bidders, indicating that ten potential strategic buyers and no financial buyers had been contacted, four of which (Companies B, E, F and G) had expressed initial interest in acquiring our company. Of those four parties, three (Companies B, E and F) had entered into non-disclosure agreements with our company and received access to non-public information. One company, Company E, submitted an initial indication of interest to acquire our company, while the other two, Company B and Company F, indicated that they were no longer interested in pursuing a strategic transaction with our company. Also, at the December 14 meeting, Dr. De Chirico reported on our company’s performance in the current quarter and expected performance for the remainder of fiscal year 2011. Our board next received a report regarding Company E’s initial indication of interest and a general overview of Company E’s business, and discussed potential next steps with respect to Company E’s indication of interest. Our board next engaged in a general discussion of potential alternatives to further discussions and a potential transaction with Company E, including potential involvement of other parties in the sale process, the possible return of capital to our shareholders through a levered share repurchase or other means, or an exploration of a potential merger of equals with a third party.

At its December 14, 2010 meeting, our board generally discussed the strategic alternatives process and Company E’s initial indication of interest. Our board also reviewed prior discussions that our board had regarding the company’s business and strategic plan, senior management of the company, market and industry challenges faced by the company, the company’s recent performance and growth, the company’s prospects and potential, short-term and long-term risks associated with executing the company’s strategic plan and business, advantages and disadvantages of a business combination with another party, and the implications to the company of the Litigation and Regulatory Matters. Our board also discussed the process for continuing discussions with Company E and other potential bidders if our board authorized management to continue to explore a potential sale of the company. Following this discussion, our board determined to proceed with further discussions with Company E, including providing Company E with access to additional due diligence materials. The board also instructed Goldman Sachs to inform Company E that its initial indication price range may be insufficient to complete a transaction and that Company E should proceed under the expectation that it would need to increase its bid after further diligence.

During the remainder of December 2010 and the first half of January 2011, Company E continued its due diligence of our company, including through a review of non-public information contained in our virtual data room, as well as meetings with our management to discuss our business.

On January 18, 2011, Company E informed Goldman Sachs that, in light of other priorities for Company E including its views regarding our business, it would not be submitting a final bid for the acquisition of our company.

In late January, Company G informed our company that it was interested again in pursuing discussions regarding a potential transaction, and on January 27, 2011, we entered into a non-disclosure agreement with Company G. However, shortly thereafter Company G notified us that it would not be pursuing further discussions with us due to other strategic priorities.

During February and March 2011, our company engaged in further discussions with Company F regarding a potential strategic transaction. During this period, Company F engaged in due diligence of our company and met with our management to discuss our business. On April 1, 2011, following further due diligence and discussion with us of potential transaction structures, Company F withdrew from discussions relating to a potential strategic combination with us due to concerns over the uncertainties associated with the Litigation and Regulatory Matters at that time.

In April 2011, TPG approached us and Goldman Sachs to express its interest in a potential transaction. Also in April 2011, another private equity fund (“Company H”) approached us and Goldman Sachs to express its interest in a potential transaction.

On May 2, 2011, Dr. De Chirico, company director and non-executive Chairman Joseph E. Rosen and Goldman Sachs met separately with TPG and Company H to discuss potential interest in our company. At a board meeting on May 3 and 4, 2011, our board determined to proceed with further discussions with TPG, including discussions to learn more regarding TPG’s level of interest in a strategic transaction with us. On May 5, 2011, we entered into a confidentiality agreement with TPG and on May 6, 2011, Dr. De Chirico and Mr. Morfit met with TPG to discuss TPG’s potential interest in our company. Following those meetings, on May 17, 2011, TPG submitted to us a non-binding, preliminary indication of interest reflecting a purchase price in cash of between $25.00 to $27.00 per share. Company H also indicated that they believed they could offer a premium and multiple that equaled a price of approximately $26.00 per share based on their review of public documents.

At a meeting of our board on May 20, 2011, our board and its advisors reviewed the process to date, and our board determined to engage in further discussions with TPG and Company H and to permit them access to non-public information regarding our company. At this meeting, our board also appointed a transaction committee, consisting of Messrs. Lancaster, Morfit, Perkins and Rosen, to assist the board in reviewing and monitoring the potential transaction process.

At a meeting of the transaction committee on May 23, 2011, with Goldman Sachs and King & Spalding participating in the meeting, the committee discussed the process for a potential strategic transaction, including a proposed timeline for a transaction, the process and timing of updating the virtual data room, the process and timing for negotiating and signing non-disclosure agreements with potentially interested parties, and the timing of management presentations to be provided to the potentially interested parties and their lenders. The transaction committee instructed Dr. De Chirico and the other members of management to keep the committee informed of any discussions they may have with prospective bidders and instructed management not to have any discussions relating to employment terms or the role of management following any transaction without the prior authorization and involvement of the committee.

On May 27, 2011, the company entered into a revised non-disclosure agreement with TPG and provided TPG’s designated representatives with access to the virtual data room.

On May 31, 2011, the company entered into a non-disclosure agreement with Company H and provided Company H’s designated representatives with access to the virtual data room.

On June 5, 2011, two of the members of the transaction committee, Mr. Rosen and Mr. Perkins, met with Dr. De Chirico, Goldman Sachs and King & Spalding to discuss the process with respect to a potential strategic transaction, including the upcoming management meetings scheduled with TPG and Company H. Mr. Rosen and Mr. Perkins also discussed that our company was nearing an agreement relating to a potential successor to Dr. De Chirico, who was retiring, as chief executive officer of our company. Mr. Rosen and Mr. Perkins discussed the process for disclosure of this development to TPG and Company H.

During June 2011, TPG and Company H continued their respective due diligence of our company, which included a review of non-public information contained in our virtual data room, as well as meetings with our management to discuss our business.

At a meeting of the transaction committee on June 20, 2011, with Goldman Sachs and King & Spalding participating in the meeting, Goldman Sachs and Dr. De Chirico updated the committee regarding the due diligence process being conducted by TPG and Company H, and the committee discussed the anticipated timeline for a potential transaction. The committee also discussed the possibility of approaching Company E, given Company E’s prior level of interest in our company, to gauge whether it would have renewed interest in a strategic transaction with our company. The committee then discussed the retirement transition of Dr. De Chirico and the appointment of Joshua H. Levine as the company’s president and chief executive officer, as well as the reaction by TPG and Company H to these changes.

On June 22, 2011, King & Spalding made available to TPG and Company H in the virtual data room an initial draft of the Merger Agreement relating to the potential transaction.

On June 24, 2011, Ropes & Gray LLP, TPG’s legal counsel (“Ropes & Gray”), called King & Spalding to discuss matters relating to the Merger Agreement, including the dual tender offer/one-step merger structure contemplated by the Merger Agreement, as well as the proposed “go shop” provision included in the Merger Agreement to allow us a period of time to solicit potentially superior proposals.

On June 28, 2011, Goldman Sachs approached Company E to gauge whether Company E would have renewed interest in a strategic transaction with our company.

On June 28, 2011, Ropes & Gray delivered to King & Spalding a mark-up of the draft Merger Agreement and draft financing commitment papers. Thereafter, King & Spalding reviewed and commented on TPG’s mark-up and commitment papers and engaged in discussions with Ropes & Gray.

Following discussion with Ropes & Gray, King & Spalding distributed a revised draft of the Merger Agreement to Ropes & Gray on June 30, 2011. Issues reflected in the Merger Agreement included (1) the dual tender offer/one-step merger structure proposed by us to provide greater closing certainty and speed, (2) our request for specific performance as a remedy with respect to funding TPG’s equity commitment, (3) the terms of the “go shop” provision allowing us a period of time to solicit potentially superior proposals, (4) the size of the termination fees payable by us if we were to terminate the Merger Agreement to enter into a superior proposal either before or during the “go shop” period, (5) the size of the reverse termination fee payable by TPG if TPG were to fail to close the transaction if otherwise required, whether or not as a result of a failure to obtain financing, (6) TPG’s request for up to $25 million in expense reimbursement by us if our shareholders were to fail to approve the transaction, (7) TPG’s commitments regarding regulatory matters, (8) other issues affecting deal certainty (including the closing conditions, termination rights and the definition of “material adverse effect”), and (9) the timing of the proposed financing, including the terms of the marketing period relating to the financing, and the commitments by TPG and us with respect to the financing.

On June 30, 2011, Company E informed Goldman Sachs that given other priorities for its business at the time, it was not interested in pursuing a potential transaction with us. In addition, on June 30, 2011, Company H informed Goldman Sachs that it would need additional time to complete diligence and that a transaction with Company H would need to be conditioned upon satisfactory resolution of certain of our Litigation and Regulatory Matters.

On July 1, 2011, TPG delivered to Goldman Sachs a bid package, including a bid letter, a mark-up of King & Spalding’s June 30, 2011 draft of the Merger Agreement, a draft guaranty and equity commitment letter and revised financing commitments. TPG’s bid letter indicated a purchase price of $26.50 per share in cash, and that TPG had completed its due diligence. TPG’s bid letter and revised documentation also indicated that (1) TPG was prepared to accommodate our request for the dual tender offer/one-step merger structure, (2) TPG was willing to accept specific performance as a remedy with respect to funding its equity commitment and closing the transaction when the conditions to closing have been satisfied, debt financing has funded or would fund at closing and our company confirms it would close, (3) TPG was willing to provide us with a “go shop” period through mid-August (including a reduced termination fee during such period) subject to an obligation on our part to negotiate with TPG to allow TPG to improve its bid in an attempt to match competing bids, (4) TPG was willing to agree to a “hell or high water” standard on all antitrust regulatory approvals, in an effort to deliver the highest degree of certainty to our board relating to regulatory matters, (5) TPG was proposing a reverse termination fee of $85 million if TPG were to fail to close the transaction if otherwise required, whether or not as a result of a failure to obtain financing, and (6) TPG was continuing to insist on receiving expense reimbursement if our shareholders failed to approve the transaction, but up to $15 million, as opposed to $25 million as previously proposed. TPG’s offer stated that it would expire at 8:30 p.m. on July 1, 2010.

At a board meeting on July 1, 2011, with Goldman Sachs and King & Spalding participating in the meeting, our board was updated on the status of discussions with Company E and Company H. In addition, Goldman Sachs and King & Spalding discussed with our board TPG’s bid letter, as well as TPG’s desire to move forward promptly with a transaction. King & Spalding reviewed with our board their fiduciary duties, both in general and in connection with a potential transaction. King & Spalding then summarized the terms of the Merger Agreement for our board, and raised three potential key open issues in the Merger Agreement: (1) the size of the reverse termination fee, (2) the expense reimbursement for TPG in the case our shareholders do not approve the transaction, and (3) the desire on our part for a shorter financing marketing period to increase the likelihood of closing promptly after the expiration of the “go shop” period, thus providing greater deal certainty for our shareholders. The members of the transaction committee, based on their involvement in the process, expressed their views regarding the process and the TPG proposal. Following further discussion, our board determined to reject TPG’s proposal and instructed Goldman Sachs to respond with a request that TPG (1) increase its price to at least $27 per share, (2) increase the reverse termination fee to at least $100 million, (3) eliminate its request for expense reimbursement, and (4) reduce the length of the marketing period to 17 business days. During the evening of July 1, 2011, Goldman Sachs presented our board’s proposal to TPG, and King & Spalding delivered to Ropes & Gray revised drafts of the Merger Agreement, the guaranty and the equity commitment letter, as well as mark-ups of the debt commitment papers, reflecting our board’s positions on these issues.

On the morning of July 2, 2011, TPG contacted Goldman Sachs to present a revised proposal, which included increasing the purchase price to $26.75 per share in cash, a reverse termination fee of $100 million, a reduced expense reimbursement cap of $10 million, and the same 20 business day marketing period as originally proposed. Goldman Sachs indicated that it would present the revised proposal to our board, but stated that it was uncertain whether our board would be willing to pursue the proposed transaction given that TPG had not satisfied our board’s requests from the day before. Later that day, TPG contacted Goldman Sachs again to indicate that it was prepared to revise its proposal to increase the purchase price to $27.00 per share in cash, but that as part of the proposal it was reducing the reverse termination fee from its previous proposal to $90 million. TPG followed up with a written proposal containing the revised terms discussed with Goldman Sachs. Also during the day on July 2, 2011, King & Spalding and Ropes & Gray continued discussions regarding the Merger Agreement, the guaranty, the equity commitment letter and the debt commitment papers.

On the afternoon of July 2, 2011, our board met to consider TPG’s revised proposal, with Goldman Sachs and King & Spalding participating in the meeting. Goldman Sachs reviewed its discussions with TPG over the past day and informed our board of TPG’s current proposal. King & Spalding then reviewed with our board their fiduciary duties, both in general and in connection with a potential transaction. King & Spalding reviewed with our board the current terms of the Merger Agreement and related documents. Following further discussion among the board members regarding the terms of TPG’s proposal, Goldman Sachs presented to our board a presentation on, among other things, the financial terms of the current TPG proposal. Goldman Sachs then rendered to our board an oral opinion, confirmed by delivery of a written opinion dated July 2, 2011, to the effect that, as of July 2, 2011 and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be received by our shareholders (other than TPG’s holding company and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The members of the transaction committee then expressed their recommendation and support of the revised TPG proposal, and the board engaged in further discussion of the TPG proposal.

Following this discussion, our board unanimously determined to approve the Merger Agreement with TPG and to recommend that our shareholders accept the offer and approve the merger. Our board authorized the appropriate officers of our company to finalize and execute the Merger Agreement and related documentation.

During the evening of July 2, 2011, the Merger Agreement and the related documents were finalized and executed in accordance with the terms approved by our board. We issued a press release announcing the execution of the Merger Agreement at 8:00 a.m., Eastern time, on July 5, 2011.

Beginning on July 5, 2011, the day of the public announcement of the execution of the Merger Agreement, at the direction of our board and under the supervision of our transaction committee, Goldman Sachs began the process of contacting parties to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with TPG. The process for the solicitation of third party interest is ongoing, although there can be no assurance that such efforts will result in an alternative transaction being proposed or a definitive agreement for such transaction being executed. We do not intend to announce further developments with respect to the solicitation process until our board has made a decision regarding an alternative proposal, if any.

Reasons for the Board of Directors’ Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the board of directors consulted with the Company’s senior management and legal counsel and financial advisors, and considered a number of factors in unanimously recommending that all holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required under the GBCC, approve the Merger.

The material favorable factors considered by the board of directors were the following:

Financial Terms; Certainty of Value

•	Historical trading prices and trading information with respect to the Shares, including that the Offer Price:

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Represents a premium of approximately 30.2% to the closing price of the Shares on July 1, 2011 (which is the trading day prior to the Company’s announcement that it had entered into the Merger Agreement).

•	Represents a premium of approximately 35.6%, 32.1% and 33.8%, respectively, over the average closing prices of the Shares over the one month, three month and six month periods ending on July 1, 2011.

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The form of consideration to be paid in the Transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders while avoiding potential long-term business risk.

Financial Condition; Prospects of the Company

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The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, the status of the Litigation and Regulatory Matters, as well as the Company’s financial plan and prospects if it were to remain an independent public company, and the potential impact of those factors on the trading price of the Shares.

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The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (a) achieving the Company’s growth targets in light of current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the blood banking industry specifically, (b) general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges, (c) governmental regulations affecting the blood banking industry, including U.S. and foreign regulations regarding the testing, manufacturing, packaging, labeling, distribution and marketing of medical supplies and devices, and (d) the “risk factors” set forth in the Company’s annual report on Form 10-K for the year ended May 31, 2010 and the Company’s quarterly reports on Form 10-Q for its quarters ended November 30, 2010 and February 28, 2011.

Strategic Alternatives

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In consultation with its financial advisor, the board of directors considered the likelihood of another financial or strategic buyer being willing to pursue a transaction with the Company. The board of directors believes that the Offer Price is the highest price reasonably attainable by the Company’s shareholders in an acquisition transaction, considering the likelihood of there being other potentially interested third parties.

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As discussed below, the terms of the Merger Agreement permit the Company to solicit and consider acquisition proposals and to terminate the Merger Agreement and enter into an agreement with a third party to accept a “superior proposal” in certain circumstances.

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The board of directors believed that prolonging the sale process further could have (a) resulted in the loss of the Purchaser’s offer, (b) negatively impacted the morale of employees, and (c) distracted employees and senior management from implementing the Company’s business plan.

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The board of directors also considered the potential benefits of acquisitions and strategic alliances, a levered recapitalization of the Company, and the possibility of continuing as a standalone company, along with the perceived risks of those alternatives. The board of directors discussed the potential benefits to the Company’s shareholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives. The board of directors determined that none of these alternatives was reasonably likely to create greater value for the Company’s shareholders than the Purchaser’s offer, taking into account risks of execution as well as business, competitive, industry and market risks.

Fairness Opinion

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Goldman Sachs’ opinion stated that, as of July 2, 2011, and based upon and subject to the factors and assumptions set forth therein, the $27.00 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described under “—Opinion of the Company’s Financial Advisor”.

Merger Agreement Terms (Go-Shop Period; Solicitation of Acquisition Proposals)

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The Company has the right to conduct a “go-shop” process until 11:59 p.m., Atlanta, Georgia time on August 15, 2011, to solicit inquiries or engage in discussions with third parties relating to an acquisition proposal.

•	The Merger Agreement has customary no solicitation and termination provisions which, in the view of the board of directors, should not preclude third parties from making a “superior proposal”.

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After the “go-shop” period, the Company may provide information or participate in discussions or negotiations with respect to an acquisition proposal if the board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal.

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If the board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that an acquisition proposal constitutes a superior proposal, it can (if it determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties and after giving Parent and Purchaser a “match right”) terminate the Merger Agreement and enter into an agreement with respect to such superior proposal.

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The board of directors may withdraw or modify its recommendation based on new developments (other than an acquisition proposal) if it determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties, whether or not in response to a takeover proposal, after giving Parent and Purchaser a “match right”. If the board of directors withdraws or modifies its recommendation, Parent may terminate the Merger Agreement and the Company may be required to pay a termination fee of $45 million, which the board of directors believes is customary for transactions of this type.

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If the Company terminates the Merger Agreement in order to accept a superior proposal, the Company is required to pay a termination fee of (a) $25 million (equal to approximately 1.5% of the aggregate equity value (less cash on hand) of the Transaction) if the Company terminates the Merger Agreement to enter into an agreement with respect to a superior proposal either prior to the expiration of the “go-shop” period or with certain parties who make written acquisition proposals during the “go-shop” period or (b) $45 million after the “go-shop” period (equal to approximately 2.75% of the aggregate equity value (less cash on hand) of the Transaction). The board of directors believes that such termination fees are customary for transactions of this type and would not deter any interested third party from making, or inhibit the board of directors from approving, a superior proposal if such were available.

•	The Merger Agreement has customary terms and was the product of arms-length negotiations.

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The two-step transaction structure for the Offer enables the Company’s shareholders to receive the cash price pursuant to the Offer in a relatively short time frame (and reduce the uncertainty during the pendency of the Transaction), followed by the cash-out Merger in which the Company’s shareholders that do not tender in the Offer will receive the same cash price as is paid in the Offer. In addition, the dual-track structure of the Transaction permits the use of a one-step Merger, under certain circumstances, in the event the Offer is unable to be effected in a timely manner.

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Upon satisfaction of the conditions to the Offer, Purchaser is obligated to exercise the Top-Up Option to purchase the Top-Up Shares, which would permit Purchaser to close the Merger (as a short-form merger under the GBCC) more quickly than alternative structures.

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The availability of dissenters’ rights for shareholders who do not tender their Shares in the Offer and who otherwise comply with all of the procedural requirements under the GBCC, which allows such shareholders to demand appraisal of their Shares.

Likelihood of Consummation

•	The likelihood that the Offer and the Merger would be consummated, including:

•	Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

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The consummation of the Offer is subject to a minimum condition, pursuant to which at least 84% of the total number of Shares outstanding on a fully-diluted basis must be tendered in the Offer, with a back-up one-step Merger (that only requires the approval of the holders of a majority of the outstanding Shares) in certain circumstances, including in the event the minimum condition (or another condition) to the Offer is not satisfied. The Merger Agreement contemplates the early filing of a proxy statement so that the one-step Merger transaction could be implemented without significant delay if the minimum tender condition to the Offer is not satisfied.

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The conditions to the Offer and the Merger are specific and limited and are not within the control or discretion of Purchaser, Parent or the TPG Fund and, in the reasonable judgment of the board of directors, are likely to be satisfied.

•	The consummation of the Offer and the Merger are not conditioned on the status or resolution of the Litigation and Regulatory Matters.

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The likelihood, considering TPG’s reputation, its proven experience in completing similar transactions, and its financial and capital resources, that the Merger would be completed, and completed in a reasonably prompt timeframe.

•	The transaction is likely to be completed if a sufficient number of shares are tendered in the Offer because:

•	There are no significant antitrust or other regulatory impediments.

•	There are no third party consents that are conditions to the transaction.

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The fact that neither the Offer nor the Merger is conditioned upon any member of the Company’s management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, Purchaser, TPG or the Company, and that except for the pre-existing agreements described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company,” no such agreement, arrangement or understanding existed as of the date of the Merger Agreement.

Financing-Related Terms

•	Debt/Equity Commitment Letters:

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Purchaser received an executed debt financing commitment letter from major commercial banks with significant experience in similar lending transactions and a strong reputation for honoring the terms of the commitment letter, which, in the reasonable judgment of the board of directors, increases the likelihood of such financing being completed.

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The obligation of Parent and Purchaser to use reasonable best efforts to obtain the proceeds of the debt and equity financing on the terms and conditions described in the debt and equity commitment letter.

•	The TPG Fund has provided the Equity Commitment Letter to fund the equity portion of the financing and has provided assurances of the sources of its funds.

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The nature of the conditions to funding set forth in the debt and equity financing commitment letters and the expectation that such conditions will be timely met and the financing will be provided in a timely manner.

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The obligation of Parent to pay the Company the $90 million Parent Termination Fee if the Company terminates the Merger Agreement under certain circumstances, including based on (a) Parent’s failure to consummate the Offer if all conditions to the Offer have been satisfied or waived as of the expiration of the Offer, (b) Parent’s failure to consummate the Offer within three business days if all conditions to the Offer (other than those related to the Debt Financing) have been satisfied or waived as of the expiration of the Offer and the Marketing Period has ended, or (c) Parent’s failure to consummate the Merger if all conditions to the obligations of Parent and Purchaser to close the Merger have been satisfied (other than those that by their nature will not be satisfied until the Merger Closing, each of which is capable of being satisfied at the Merger Closing).

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The TPG Fund has provided the Guaranty in favor of the Company that guarantees the payment of the Parent Termination Fee and up to $2 million Enforcement Expense Obligations (as defined in the Guaranty).

•	Specific Performance:

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The Company is entitled to cause the equity commitment to be funded simultaneously with the receipt of the debt financing if (a) all of the conditions to Parent and Purchaser’s obligations to the Merger Closing have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions), (b) the debt financing has been funded or would be funded at the Merger Closing, if the equity is funded at the Merger Closing, and (c) the Company has irrevocably confirmed to Parent in writing that if the equity financing and debt financing were funded at the Merger Closing, the Merger Closing would occur.

The board of directors weighed the foregoing factors against the following negative considerations:

•	The Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transaction.

•	The risk that the Transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

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The market price of the Shares, which could be affected by many factors, including (a) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (b) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate, and (c) the possible sale of Shares by short-term investors following the announcement of the termination of the Merger Agreement.

•	The Company’s operating results, particularly in light of the costs incurred in connection with the Transaction, including the potential requirement that the Company pay a termination fee.

•	The Company’s ability to attract and retain key personnel.

•	The Company’s relationships with customers, suppliers, vendors, and other business partners of the Company.

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The possible disruption to the Company’s business that may result from the announcement of the Transaction, the resulting distraction of the Company’s management and employees and the impact of the transaction on customers, suppliers, vendors, and other business partners of the Company.

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The terms of the Merger Agreement, including (a) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the Transaction), and (b) the termination fee, that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal, in an amount equal to:

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$25 million (or approximately 1.5% of the aggregate equity value (less cash on hand) of the transaction) if the Company terminates the Merger Agreement to enter into an agreement with respect to a superior proposal either prior to the expiration of the “go-shop” period or with certain parties who make written acquisition proposals during the “go-shop” period, or

•	$45 million (or approximately 2.75% of the aggregate equity value (less cash on hand) of the transaction) if the Company terminates the Merger Agreement after the expiration of the “go-shop” period.

•	The restrictions on soliciting competing proposals following the “go-shop” period.

•	The possibility that Purchaser will be unable to obtain the debt financing from the lenders under the debt commitment letter, including as a result of the conditions in the debt commitment letter.

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The fact that the Merger Agreement provides that, in connection with a breach of the Merger Agreement by Parent or Purchaser, the Company would be entitled, in certain circumstances, to (a) receive the $90 million Parent Termination Fee and the Enforcement Expense Obligations or (b) cause the equity commitment to be funded simultaneously with the receipt of the debt financing.

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The interests of the Company’s senior management in the Transaction, including certain change of control payments, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company.”

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The fact that the Offer and the Merger will be taxable transactions and, therefore, the holders of Shares generally will be required to pay income tax on any gains they recognize as a result of the receipt of cash in the Offer or the Merger.

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The fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of certain other closing conditions that are not within the Company’s control, including that no material adverse effect on the Company will have occurred.

In addition, the board of directors also considered the existing relationships between Goldman Sachs, TPG, Parent and the Company as further described in “—Opinion of the Company’s Financial Advisor” below.

This discussion of the information and factors considered by the board of directors includes the material positive and negative factors considered by the board, but is not intended to be exhaustive and may not include all of the factors considered by the board. The board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders. Rather, the board of directors conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, the Company’s management and outside advisors, and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the transaction with Parent, and that the Offer and the Merger represent the best reasonably available alternative to maximize shareholder value. In addition, individual members of the board of directors may have given different weight to different factors. It should be noted that the explanation of the reasoning of the board of directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

Opinion of the Company’s Financial Advisor

Opinion of Goldman, Sachs & Co.

Goldman Sachs delivered its opinion to the board of directors of the Company that, as of July 2, 2011, and based upon and subject to the factors and assumptions set forth therein, the $27.00 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of the Company common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated July 2, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of the board of directors in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of the Common Stock should tender such shares in connection with the Offer or how any holder of the Common Stock should vote with respect to the Merger or any other matter. The summary of the written opinion of Goldman Sachs set forth below is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and annual reports on Form 10-K of the Company for the five fiscal years ended May 31, 2010;

•	certain interim reports to shareholders and quarterly reports on Form 10-Q of the Company;

•	certain other communications from the Company to its shareholders;

•	certain publicly available research analyst reports for the Company; and

•

certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company (the “Forecasts”), which financial analyses and forecasts included the Projections (as defined below).

Goldman Sachs also (i) held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company; (ii) reviewed the reported price and trading activity for the shares of the Common Stock; (iii) compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations in the medical diagnostics industry and in other industries; and (v) performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and it does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the consent of the board of directors of the Company that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of July 2, 2011, of the $27.00 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of the Common Stock pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or class of such persons in connection with the Transaction, whether relative to the $27.00 per share in cash to be paid to the holders (other than Parent and its affiliates) of shares of the Common Stock pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to it as of, July 2, 2011. Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 1, 2011, which was the last business day prior to the date that Goldman Sachs delivered its opinion to the board of directors of the Company, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Goldman Sachs reviewed the historical trading prices and volumes for the Company common stock for the five year period ending July 1, 2011. In addition, Goldman Sachs analyzed the consideration to be paid to the holders of the Company’s common stock pursuant to the Merger Agreement in relation to the average daily closing price of the shares over the one-, five- and thirty-day periods ending on July 1, 2011. This analysis indicated that the $27.00 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of the Company common stock pursuant to the Merger Agreement, represented:

•	a premium of 30.2% based on the closing price per share of the Common Stock on July 1, 2011;

•	a premium of 33.6% based on the average daily closing price per share of the Common Stock over the five-day period ending July 1, 2011;

•	a premium of 35.6% based on the average daily closing price per share of the Common Stock over the thirty-day period ending July 1, 2011;

•	a premium of 32.1% based on the average daily closing price per share of the Common Stock over the three-month period ending July 1, 2011;

•	a premium of 33.8% based on the average daily closing price per share of the Common Stock over the six-month period ending July 1, 2011;

•	a premium of 39.0% based on the average daily closing price per share of the Common Stock over the one-year period ending July 1, 2011;

•	a premium of 23.7% based on the highest closing price per share of the Common Stock during the 52 week period ending July 1, 2011;

•	a premium of 28.5% based on the average daily closing price per share of the Common Stock over the three-year period ending July 1, 2011; and

•	a premium of 12.2% based on the average daily closing price per share of the Common Stock over the five-year period ending July 1, 2011.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the medical diagnostics industry (collectively, the “Selected Companies”):

•	Meridian Bioscience, Inc.;

•	Gen-Probe Incorporated;

•	Hologic, Inc.;

•	Alere Inc.;

•	Myriad Genetics, Inc.;

•	bioMérieux SA; and

•	Bio-Rad Laboratories, Inc.

Although none of the Selected Companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs calculated and compared various financial multiples and growth rates of the Company and the Selected Companies. The multiples and growth rates of the Company were based on United States Securities and Exchange Commission (“SEC”) filings and the Forecasts. The multiples and growth rates for each of the Selected Companies were based on SEC filings, estimates from Bloomberg and the Institutional Brokers’ Estimate System (“IBES”).

With respect to the Company and the Selected Companies, Goldman Sachs calculated enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the calendar year 2011. Goldman Sachs also calculated the estimated price-to-earnings multiple for the calendar year 2012. Goldman Sachs calculated the multiples for the Company based on a share price of $20.73 per share, which was the closing price of the Company common stock on July 1, 2011 (the last trading day before the Transaction was announced), and $27.00, the price per share to be paid to each holder of Company common stock (other than Parent and its affiliates). Goldman Sachs adjusted the median of the Selected Companies for both multiples by excluding Gen-Probe Incorporated due to merger speculation.

The following table presents a summary of the results of this analysis:

	Selected Companies			The Company
Multiple	Range	Median	Adj. Median	$27.00/share	$20.73/share
EV/CY 2011E EBITDA (x)	8.5x - 17.0x	10.0x	9.9x	11.1x	8.1x
CY 2012 P/E (x)	12.2x - 25.5x	17.5x	16.8x	21.7x	16.6x

Goldman Sachs also calculated the illustrative growth rate for the Company and each of the Selected Companies from calendar year 2010 actual EBITDA to calendar year 2011 estimated EBITDA and from calendar year 2011 estimated EBITDA to calendar year 2012 estimated EBITDA and the illustrative growth rate from calendar year 2011 estimated earnings-per-share (“EPS”), to calendar year 2012 estimated EPS and from calendar year 2012 estimated EPS to calendar year 2013 estimated EPS.

The results of these analyses are summarized below:

	Selected Companies Range	The Company
CY 2010A - 2011E EBITDA Growth Rate	3.5% - 18.5%	1.9%
CY 2011E - 2012E EBITDA Growth Rate	6.7% - 23.0%	5.6%
CY 2011E - 2012E EPS Growth Rate	11.0% - 22.6%	4.8%
CY 2012E - 2013E EPS Growth Rate	9.9% - 19.3%	11.3%

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Using the Forecasts, Goldman Sachs calculated indications of net present values per share of Company common stock, as of July 1, 2011, of estimated unlevered free cash flows for the Company for fiscal years 2012 through 2016, applying discount rates ranging from 10.0% to 11.0%, reflecting estimates of the Company’s weighted average cost of capital, using a mid-year convention and, at the Company’s instruction, a 34.9% marginal tax rate. Goldman Sachs also calculated illustrative terminal values for fiscal year 2016 based on perpetuity growth rates ranging from 2.0% to 4.0%. Goldman Sachs then calculated indications of net present values, as of July 1, 2011, of these illustrative terminal values for fiscal year 2016, by applying discount rates ranging from 10.0% to 11.0%, using a mid-year convention and, at the Company’s instruction, a 34.9% marginal tax rate. This analysis resulted in a range of illustrative per share indications from $19.61 to $25.84.

Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of common stock of the Company using the Forecasts, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future EPS multiple. For this analysis, Goldman Sachs used certain financial information from the Forecasts for each of the calendar years 2012 to 2016. Goldman Sachs first calculated the implied values per share of Common Stock as of the illustrative December 31 year ends for each of 2011 through 2015 by applying twelve month forward EPS multiples of 15.0x to 18.0x to estimated EPS of the Company common stock for each of the calendar years 2012 to 2016 and then calculated implied present values per share of Common Stock as of July 1, 2011, by applying an illustrative discount rate of 10.5%, reflecting an estimate of the Company’s cost of equity. This analysis resulted in a range of implied present values of $17.79 to $22.00.

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following selected transactions in the medical diagnostics industry since July 2008 (collectively, the “Selected Transactions”):

•	Nestle Health Science S.A.’s acquisition of Promethus Laboratories Inc., announced on May 24, 2011;

•	Thermo Fisher Scientific Inc.’s acquisition of Phadia AB, announced on May 19, 2011;

•	Qiagen N.V.’s acquisition of Cellestis Limited, announced on April 4, 2011;

•	Quest Diagnostics Incorporated’s acquisition of Celera Corporation, announced on March 18, 2011;

•	Quest Diagnostics Incorporated’s acquisition of Athena Diagnostics, Inc. (Thermo Fisher Scientific) announced on February 24, 2011;

•	Danaher Corporation’s acquisition of Beckman Coulter,Inc., announced on February 7, 2011;

•	Novartis AG’s acquisition of Genoptix, Inc., announced on January 24, 2011;

•	Sekisui Chemical Co.’s acquisition of Genzyme Corporation’s Diagnostics Business, announced on November 18, 2010;

•	General Electric Company’s acquisition of Clarient, Inc., announced on October 22, 2010;

•	Laboratory Corporation of America Holdings’ acquisition of Genzyme Corporation’s Genetics Business, announced on September 13, 2010;

•	Roche Holding AG’s acquisition of BioImagene Inc., announced on August 23, 2010;

•	Danaher Corporation’s acquisition of Thoratec Corporation’s ITC Division, announced on April 26, 2010;

•	Cinven Limited’s acquisition of Sebia SA, announced on March 15, 2010;

•	Nipro Medical Corporation’s acquisition of Home Diagnostics, Inc., announced on February 3, 2010;

•	Inverness Medical Innovations, Inc.’s acquisition of Standard Diagnostics, Inc., announced on January 11, 2010;

•	Quidel Corporation’s acquisition of Diagnostic Hybrids, Inc., announced January 10, 2010;

•	Becton, Dickinson and Company’s acquisition of HandyLab, Inc., announced October 23, 2009;

•	Thermo Fisher Scientific Inc.’s acquisition of B.R.A.H.M.S. AG, announced September 3, 2009;

•	Laboratory Corporation of America Holdings’ acquisition of Monogram Biosciences, Inc., announced June 23, 2009;

•	Inverness Medical Innovations, Inc.’s acquisition of ACON Laboratories Inc.’s Diagnostics Business, announced March 19, 2009;

•	Beckman Coulter, Inc’s acquisition of Olympus Corporation’s Diagnostics Business, announced February 27, 2009;

•	Gen-Probe, Inc’s acquisition of Tepnel Life Sciences PLC, announced January 30, 2009;

•	Hologic, Inc.’s acquisition of Third Wave Technologies, Inc., announced June 9, 2008; and

•	Solvay Pharmaceutical, S.A.’s acquisition of Innogenetics N.V., announced July 9, 2008.

For each of the Selected Transactions, Goldman Sachs calculated and compared, based on publicly available information (including SEC filings), the implied enterprise value of the target company in each Selected Transaction as a multiple of the latest twelve months of sales and the latest twelve months EBITDA for each target company and then calculated the median and mean values of these multiples for all of the Selected Transactions. With respect to the Transaction, Goldman Sachs also calculated and compared, based on information provided by the Company, the implied enterprise value of the Company as a multiple of the latest twelve months of sales and the latest twelve months EBITDA of the Company. While none of the businesses or companies that participated in these Selected Transactions are directly comparable to the Company’s current businesses and operations, the businesses and companies that participated in the Selected Transactions are businesses and companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company current results, market size, product profile and end market exposure.

The following table presents the results of this analysis:

	Selected Transactions			Proposed Transaction
Multiple	Range	Median	Mean
EV/LTM Sales	1.2x - 17.7x	3.6x	4.4x	4.9x
EV/LTM EBITDA	6.6x - 25.2x	13.1x	14.3x	11.3x

Premiums Paid Analysis

Goldman Sachs analyzed certain publicly available information relating to the Selected Transactions in order to determine the implied premiums paid per share relative to the market closing price of the target companies one day and 30 days prior to the announcement of the transaction and then calculated the median and mean of these implied premium values. The following table presents the results of this analysis:

	Selected Transactions
Period	Range	Median	Mean
1 day prior	5.7% - 169.0%	27.6%	45.3%
30 days prior	12.2% - 146.4%	39.0%	55.5%

Goldman Sachs also calculated, using publicly available information, the implied premiums per share relative to (i) the market closing price of target companies one day prior to and (ii) the average daily closing price for the four week period prior to the announcement of the transaction for announced or completed transactions in which a controlling stake was acquired in a target company based in the United States since January 1, 2010 with transaction enterprise values in excess of $100 million. Goldman Sachs then calculated the median and average of these implied premium values. The following table presents the results of this analysis:

	Selected Transactions
Period	Median	Average
Premium to One Day Closing Price	33.1%	34.9%
Premium to Four Week Daily Average Closing Price	37.9%	42.4%

Illustrative Leveraged Buyout Analysis

Goldman Sachs performed an illustrative leveraged buyout analysis using the Forecasts and publicly available historical information. In performing the illustrative leveraged buyout analysis, Goldman Sachs assumed: (i) that the transaction closed on July 1, 2011; (ii) cash on the Company’s balance sheet, at closing, of $336.6 million, assuming exercise in full of all in-the-money options; and (iii) $1.0 billion in acquisition debt financing and no other indebtedness on the Company’s balance sheet. Goldman Sachs first calculated the implied internal rates of return on equity to a hypothetical financial buyer based on hypothetical purchase prices per share of Common Stock ranging from $25.00 to $27.00 and hypothetical EBITDA exit multiples ranging from 9.0x to 11.0x at the end of fiscal year 2016. Based on this analysis, Goldman Sachs then calculated a range of implied hypothetical purchase prices for a hypothetical financial buyer based on hypothetical internal rates of return on equity of 15.0% to 20.0% and hypothetical EBITDA exit multiples ranging from 9.0x to 11.0x at the end of fiscal year 2016. This analysis resulted in an implied equity value per share of Common Stock ranging from $23.04 to $27.15 per share.

General. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the board of directors of the Company as to the fairness of the $27.00 per share in cash to be paid to the holders (other than Parent and its affiliates) of the outstanding shares of Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price was determined through arm’s-length negotiations between the Company and Parent and was approved by the board of directors of the Company. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its board of directors or recommend that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the board of directors of the Company was one of many factors taken into consideration by the board of directors of the Company in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates, including affiliates and portfolio companies of TPG, or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation. Except in connection with the Transaction, the Company and its affiliates have not engaged Goldman Sachs to provide investment banking services for which the Investment Banking Division of Goldman Sachs has received compensation during the last two years. Goldman Sachs also has provided certain investment banking services to TPG and its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Healthcare Technology Holdings, Inc. (“Health Technology”), a portfolio company of TPG, and as sole bookrunning manager with respect to the private placement of 12.5% Senior Notes due 2018 (aggregate principal amount $1,000 million) and as lender with respect to a credit facility (aggregate principal amount $2,275 million) provided to a subsidiary of Health Technology, in connection with Health Technology’s acquisition of IMS Health Incorporated in February 2010; as financial advisor to Burger King Holdings, Inc., a former portfolio company of TPG, in connection with its sale in October 2010; as financial advisor to Intergraph Corporation, a former portfolio company of TPG, in connection with its sale in October 2010; as joint bookrunning manager with respect to a private placement of 9.25% Senior Notes due 2018 (aggregate principal amount $500 million) and a lender with respect to a credit facility (aggregate principal amount $1,225 million) provided to Petco Animal Supplies Inc., a portfolio company of TPG, in November 2010; as joint bookrunning manager with respect to a private placement of 7.0% Senior Notes due 2019 (aggregate principal amount $1,009 million) of Avaya, Inc, a portfolio company of TPG, in February 2011; as financial advisor to TPG with respect to its acquisition of J.Crew Group in March 2011; as joint bookrunning manager with respect to a public offering of 9,988,072 shares of common stock of Kraton Performance Polymers, Inc., a portfolio company of TPG, in March 2011; and as co-manager in the initial public offering of 43,500,000 shares of common stock of Freescale Semiconductor Inc., a portfolio company of TPG, in May 2011. Goldman Sachs may also in the future provide investment banking services to the Company and its affiliates and TPG and its affiliates and portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs may have co-invested with TPG and its affiliates from time to time and may have invested in limited partnership units of affiliates of TPG from time to time and may do so in the future.

The board of directors of the Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated December 17, 2009, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $16,000,000, $1,000,000 of which became payable upon announcement of the Transaction and the remainder of which is contingent upon completion of the Transaction. The Company has agreed to reimburse Goldman Sachs for its expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority) and, if necessary, to vote such Shares in favor of the approval of the Merger Agreement.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Information with respect to the retention of Goldman Sachs by the Company under the caption “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

Pursuant to a letter agreement dated December 17, 2009, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $16,000,000, $1,000,000 of which became payable upon announcement of the Transaction and the remainder of which is contingent upon completion of the Transaction. The Company has agreed to reimburse Goldman Sachs for its expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer and the Merger. The Company has agreed to pay customary compensation to Joele Frank for such services. In addition, the Company has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities arising out of the engagement.

The Company has also retained Innisfree M&A Incorporated (“Innisfree”) to provide solicitation services in connection with the Merger. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to indemnify Innisfree against certain liabilities relating to or arising out of its engagement.

TPG has engaged MacKenzie Partners, Inc. (“MacKenzie”) to provide information agent services in connection with the Offer. TPG has agreed to pay customary compensation for such services. In addition, TPG has arranged to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify MacKenzie and related persons against certain liabilities relating to or arising out of its engagement.

Purchaser has engaged Computershare Inc. and Computershare Trust Company, N.A. (collectively, “Computershare”) to provide depositary and paying agent services in connection with the Offer and the Merger. Purchaser has agreed to pay customary compensation for such services and to reimburse Computershare for its reasonable and necessary expenses. In addition, Purchaser has agreed to indemnify Computershare against certain liabilities relating to or arising out of its engagement.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Securities Transactions

No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, except with respect to the Top-Up Option and for the following transactions:

Name	Transaction Date	Number of Shares	Nature of Transaction
Joseph E. Rosen	6/9/2011	5,542	Grant of Restricted Stock Units
Ronny B. Lancaster	6/9/2011	5,542	Grant of Restricted Stock Units
James F. Clouser	6/9/2011	5,542	Grant of Restricted Stock Units
Chris E. Perkins	6/9/2011	5,542	Grant of Restricted Stock Units
Dr. Paul V. Holland	6/9/2011	5,542	Grant of Restricted Stock Units
Dr. Paul D. Mintz	6/9/2011	5,542	Grant of Restricted Stock Units
G. Mason Morfit	6/9/2011	5,542	Grant of Restricted Stock Units
Joshua H. Levine	6/9/2011	65,258	Grant of Performance Shares
Richard A Flynt	6/9/2011	23,000	Grant of Restricted Stock Units
	6/9/2011	23,904	Grant of Performance Shares
Philip H. Moïse	6/9/2011	10,000	Grant of Restricted Stock Units
	6/9/2011	25,340	Grant of Performance Shares
Dr. Gioacchino De Chirico	6/9/2011	33,722	Grant of Restricted Stock Units
	6/9/2011	11,241	Grant of Performance Shares

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the board of directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Information About Golden Parachute Compensation

Background.

Dr. Gioacchino De Chirico, Richard A. Flynt, Geoffrey S. Crouse, Ralph A. Eatz and Philip H. Moïse are the named executive officers listed in the proxy statement for our 2010 annual meeting of shareholders that we filed with the SEC on September 24, 2010. Effective June 10, 2011, Joshua H. Levine became our President and CEO. In connection with Dr. De Chirico’s retirement as our President and CEO, and to assist in the transition, Dr. De Chirico agreed to remain our employee for one year. In addition, Mr. Crouse resigned effective April 14, 2011, and Mr. Eatz retired in May 2010. Due to these changes in employment, none of Dr. De Chirico or Messrs. Crouse or Eatz is currently serving as an executive officer of the Company.

In this document, we are required to disclose any agreement or understanding, whether written or unwritten, between these persons and Immucor, Purchaser or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer and the Merger. We have employment agreements with Messrs. Levine, Flynt and Moïse and Dr. De Chirico that provide for severance benefits in the event of a termination of the employee without cause or a termination by the employee for good reason following a change in control. We also have other agreements that will provide compensation to these persons in connection with the Offer (including the Offer Closing) or the Merger. These agreements are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” above and in the description below (which is incorporated into this Item 8 by reference).

Aggregate Amounts of Potential Compensation

The following table sets forth, in the format prescribed by SEC rules and regulations, the information regarding the aggregate dollar value of the various elements of compensation that would be received by the persons listed in the table that is based on or otherwise relates to the Offer and the Merger. In preparing the table, we made the following assumptions:

•	the Merger Closing occurred on July 13, 2011, the last practicable date prior to the filing of this document;

•

all outstanding Stock Options vest in connection with the transaction, and the holders thereof will receive an amount in cash equal to the product of (a) the total number of Shares subject to such Stock Option, multiplied by (b) the excess, if any, of $27.00 over the exercise price per share of such Stock Option;

•

all outstanding Restricted Shares, Restricted Stock Units and Performance Shares vest in connection with the transaction, and the holders thereof will receive an amount in cash equal to $27.00 for each such vested Share or unit;

•	no Shares are withheld by the Company to cover the tax obligations of the persons listed in the table upon the vesting of Restricted Shares, Restricted Stock Units or Performance Shares; and

•

the persons listed in the table that were employed by the Company at the time of the closing of the Merger were terminated by the Company without cause, or such persons terminated their employment for good reason, immediately following a change in control on July 13, 2011.

In addition to the above assumptions, the costs of providing continued health benefits and outplacement services, and the estimated reduction in severance amounts payable due to cut backs in tax reimbursements, are based on estimates. Any changes in these assumptions or estimates would affect the amounts shown in the following table.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimburse- ments ($)(5)	Other ($)	Total ($)
Joshua H. Levine	2,410,000	1,761,966	—	54,665	—	—	4,226,631
Richard A. Flynt	899,858	1,930,786	—	58,733	—	—	2,889,377
Geoffrey S. Crouse	—	—	—	—	—	—	—
Ralph A. Eatz	—	—	—	—	—	—	—
Philip H. Moïse	1,255,670	1,994,516	—	47,744	—	—	3,297,930
Dr. Gioacchino De Chirico	1,559,312	3,143,634	—	8,823	—	—	4,711,769

(1)

Amounts represent the cash severance payable pursuant to the employment agreements. Per the agreements, Mr. Levine would receive an amount equal to two times his average annual compensation, calculated as his current base salary and his target bonus for fiscal year 2012, and each of Messrs. Flynt and Moïse and Dr. De Chirico would receive an amount equal to two times his average annual compensation, calculated as his current base salary and the average of the bonuses paid to him over the last two years (i.e., the bonuses paid to the employees in fiscal years 2011 and 2010, representing the bonuses earned by the employees for fiscal years 2010 and 2009). The severance amounts are payable only upon the occurrence of the “double trigger” of a change in control and a termination of the person listed in the table without cause or by the person listed in the table for good reason within two years of the change in control. The following table quantifies each element of the cash severance reported in the column for such persons.

Name	Current Base Salary ($)	Applicable Bonus Amount ($)
Joshua H. Levine	602,500	602,500
Richard A. Flynt	379,500	70,429
Philip H. Moïse	517,500	110,335
Dr. Gioacchino De Chirico	607,000	172,656

The agreements with Messrs. Levine, Flynt and Moïse and Dr. De Chirico contain certain restrictive covenants and release requirements, which are described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” and below in “—Additional Information About the Employment Agreements.”

Messrs. Crouse and Eatz are not entitled to receive any cash payments as a result of the Offer (including the Offer Closing) or the Merger.

(2)	Amounts represent the cash to be received in the Offer Closing or on completion of the Merger due to the accelerated vesting, or in connection with the cancellation, of unvested Stock Options, Restricted Shares, Restricted Stock Units and Performance Shares. These amounts are payable as a result of the change in control, and are not contingent on a termination of the person listed in the table without cause or by the person listed in the table for good reason within two years of the change in control. The following table further quantifies these amounts for such persons.

Name	Value of Stock Options ($)	Value of Restricted Shares ($)	Value of Restricted Stock Units ($)	Value of Performance Shares ($)
Joshua H. Levine	—	—	—	1,761,966
Richard A. Flynt	126,430	537,948	621,000	645,408
Philip H. Moïse	191,213	849,123	270,000	684,180
Dr. Gioacchino De Chirico	505,167	1,424,466	910,494	303,507

Messrs. Crouse and Eatz do not hold any unvested Stock Options, Restricted Shares, Restricted Stock Units or Performance Shares.

(3)	We do not have any defined benefit pension plans or non-qualified deferred compensation plans.
(4)	For each of Messrs. Levine, Flynt and Moïse, the amount represents the cash payment to cover health insurance costs for 18 months and outplacement assistance of $30,000. For Dr. De Chirico, the amount represents the cash payment to cover health insurance costs for 18 months. These amounts are payable only upon the occurrence of the “double trigger” of a change in control and a termination of the person listed in the table without cause or by the person listed in the table for good reason within two years of the change in control (except that Dr. De Chirico would be entitled to receive the cash payment for health insurance on June 10, 2012, the expiration date of his employment agreement). Messrs. Crouse and Eatz are not entitled to receive any perquisites or benefits as a result of the Offer (including the Offer Closing) or the Merger.
(5)	None of the employment agreements include a change in control excise tax gross-up. Each of the employment agreements includes a “best net” provision, pursuant to which change-in-control payments and benefits will be reduced or “cut back” to the extent necessary to avoid an excise tax, if that would result in a better net after-tax benefit for the employee (taking into account the excise taxes the employee would pay on an unreduced benefit). Such reductions in change-in-control payments and benefits, if any, have not been included in the amounts shown in the table.

Additional Information About the Employment Agreements.

The following description provides more detailed information about definitions and other terms in the employment agreements with Messrs. Levine, Flynt and Moïse and Dr. De Chirico.

Definitions of Change of Control or Change in Control, Cause and Good Reason

The agreements with Messrs. Flynt and Moïse and Dr. De Chirico define “change of control” as the occurrence of one of the following events:

•

Sale of the Company’s Assets. The sale of all or substantially all of the Company’s assets to a single purchaser or group of associated purchasers, whether in a single transaction or a series of related transactions within a 12-month period.

•

Sale of the Company’s Shares. The sale, exchange, or other disposition to a single purchaser or group of associated purchasers, in one transaction, or in a series of related transactions within a 12-month period, of 30% or more of the Company’s outstanding shares of capital stock.

•

Merger or Consolidation. The merger or consolidation of the Company in a transaction or series of related transactions in which the Company’s shareholders receive or retain less than 50% of the outstanding voting shares of the new or surviving corporation.

The agreement with Mr. Levine defines “change in control” for purposes of his severance payments as a “change in control event” within the meaning of Treasury Regulation section 1.409A-3(i)(5). The consummation of the Offer or the Merger will constitute a “change of control”, a “change in control” and a “change in control event” under the definitions described above.

“Cause” is defined in the agreements for Messrs. Levine, Flynt and Moïse as:

•	Employee’s material dishonesty in connection with his employment with the Company that causes harm to the Company;

•	Employee’s continuing refusal to perform reasonable duties assigned to him that are consistent with employee’s position (subject to certain notice and cure periods); or

•	Employee’s breach of any of the material terms of the agreement (subject to certain notice and cure periods).

In Dr. De Chirico’s agreement, “cause” is defined as employee’s dishonesty, employee’s continuing inability or refusal to perform reasonable duties assigned to him (unless such refusal occurs following the occurrence of a change of control), employee’s moral turpitude or employee’s breach of any material obligation to the Company under the agreement or any other agreement with the Company.

“Good reason” is defined in the agreements for Messrs. Flynt and Moïse as:

•

the assignment to employee of any duties or responsibilities materially inconsistent with the scope of the duties or responsibilities associated with his title or position, or any material adverse change of his title, position or status or the circumstances of his employment;

•

any action or inaction by the Company which would materially and adversely affect employee’s base compensation or participation in, or materially reduce his benefits under, the Company’s benefit plans (including, without limitation, equity benefits) as of the effective date of the agreement or as may be increased thereafter, other than actions or inactions that apply to all executive officers of the Company generally;

•	a breach by the Company of any of the material terms of the agreement;

•

the Company’s relocation of its headquarters to, or requires employee to move his primary work location to, a place more than 30 miles from the Company’s current headquarters location in Norcross, Georgia.

The definition of “good reason” under Mr. Levine’s agreement includes each of the provisions included in such definition under the agreements with Messrs. Flynt and Moïse but also includes any failure to nominate him to the board of directors for election by the shareholders (unless an applicable law, regulation or stock exchange rule prohibits him from serving as a director of the Company). In Dr. De Chirico’s agreement, “good reason” is defined as the failure to make any material payments due to him under the agreement or a relocation of the Company’s headquarters to, or a requirement that he move his primary work location to, a place more than 30 miles from his principal residence. Under each of the agreements, the definition of “good reason” is subject to specified notice and cure periods.

Non-Solicitation and Non-Competition Provisions

Each agreement provides that during the term of the employee’s employment and for two years thereafter, the employee will not, directly or by assisting others:

•

solicit or attempt to solicit business from anyone who is or becomes an active or prospective customer of the Company or any of its affiliates and with whom employee had material contact during his employment under the agreement, if the purpose of the solicitation or attempted solicitation is to induce such active or prospective customer to purchase products or services from another entity or person of the type offered or provided by the Company or any of its affiliates within the two years preceding the date of termination; or

•	solicit or attempt to solicit current suppliers of the Company or any of its affiliates to terminate their relationship with the Company or any of its affiliates; or

•

solicit or recruit or attempt to solicit or recruit any employee of the Company or any of its affiliates with whom employee had material contact during employee’s employment for the purpose of, or with the intent of, inducing the employee to leave the employment of the Company or any of its affiliates in favor of a competing business.

However, it is not a violation for any entity with which employee is affiliated to engage or solicit an employee, customer, prospective customer or supplier of the Company, provided that employee was not directly or indirectly involved in such activity and has otherwise complied with all of his agreements with the Company.

Each agreement provides that during the employee’s employment and for a specified period thereafter (as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Executive Officers and Directors of the Company” above) the employee will not, directly or by assisting others, engage in a Competitive Activity (as defined below) within the Restricted Territory (as defined below), whether as an individual or as an owner, principal, employee, officer, director, independent contractor, representative, stockholder, financial backer, agent, partner, advisor or lender of any individual, partnership, corporation or other organization that is engaged in a Competitive Activity, except that employee is not prohibited from investing in 5% or less of the equity of any entity engaged in a Competitive Activity. “Competitive Activity” means the business of selling or providing products or services into the blood banking industry, including, without limitation, serology or molecular immunohematology products or services. “Restricted Territory” means any geographic area in which employee was working at the time of termination, as well as any geographic area in which the Company or any of its affiliates does business at any time during employee’s employment with Company, specifically including without limitation each of the states and territories of the United States, and the countries of Canada, England, Germany, Italy, France, Spain, Portugal and Japan. However, for Messrs. Levine, Flynt and Moïse, it is not a violation for employee to provide services to any person or entity, or to hold an equity or partnership interest in any person or entity, that is not itself primarily engaged in a Competitive Activity, but which has a division, business unit, reporting segment or investment that is engaged in a Competitive Activity (a “Competitive Division”), so long as (A) employee notifies the Company in advance of his taking a position or acquiring an interest in an entity having a Competitive Division, (B) employee does not, directly or indirectly, provide services to such Competitive Division, and (C) employee does not in any manner communicate with the Competitive Division concerning a Competitive Activity.

Projected Financial Information

In connection with TPG’s due diligence review, the Company provided to TPG certain projected financial information concerning the Company prepared by its management. Set forth below are summaries of the material projected financial information provided to TPG (the “Projections”). The inclusion of the Projections in this Statement should not be regarded as an admission or representation of the Company, TPG, Parent or Purchaser, or an indication that any of the Company, TPG, Parent or Purchaser or their respective affiliates or representatives considered, or now consider, the Projections to be a reliable prediction of actual future events or results, and the Projections should not be relied upon as such. The Projections are being provided in this document only because the Company made them available to TPG in connection with TPG’s due diligence review of the Company. None of the Company, TPG, Parent or Purchaser or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any shareholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

The Projections were prepared by and are the responsibility of the Company’s management. The Projections were not prepared with a view to public disclosure or complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company’s independent registered public accounting firm has not examined, compiled or performed any procedures with respect to the Projections presented in this Statement, and it has not expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the Projections, and accordingly assumes no responsibility for them and disclaim any association with them. The ultimate achievability of the Projections included herein is also subject to numerous risks and uncertainties including but not limited to the risks and uncertainties described in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010 and subsequent filings made with the SEC. The Company has made publicly available its actual results of operations for the first three quarters of fiscal 2011. You should review the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2011 to obtain this information. Readers of this Statement are strongly cautioned not to place undue reliance on the Projections set forth below.

The Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business. Many of these matters are beyond the Company’s control and the continuing uncertainty surrounding general economic conditions and in the industries in which the Company operates creates significant uncertainty around the Projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Because the Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products pending the consummation of the Offer and the Merger or the clarification of Parent’s intentions with respect to the conduct of the Company’s business thereafter. Further, the Projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

In addition, the Projections included non-GAAP financial measures under SEC rules, including the Company’s earnings before interest expense, interest income and income taxes (“EBIT”) and the Company’s earnings before interest expense, interest income, income taxes, depreciation and amortization (“EBITDA”). This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies.

Consolidated Income Statement Information

	FY2012E	FY2013E	FY2014E	FY2015E	FY2016E
	(in millions, except per share data)
Revenues	$344.7	$368.2	$395.6	$421.9	$450.9
Cost of goods sold	104.4	110.7	117.8	126.2	135.5
Gross Profit	240.3	257.5	277.8	295.7	315.3

Operating Expenses
Research and Development	15.4	16.8	17.3	17.9	18.5
Selling and Marketing	40.7	42.8	45.9	48.7	51.5
Distribution	17.3	18.3	19.8	21.2	22.8
General and Administrative	34.8	38.0	39.7	41.2	43.1
Restructuring Expense	—	—	—	—	—
Amortization Expenses / Other	4.1	3.5	3.5	3.5	3.5
Total Operating Expenses	112.3	119.4	126.2	132.6	139.4

EBIT	128.0	138.1	151.6	163.2	175.9
Depreciation and Amortization	19.1	21.0	23.0	25.0	27.1
EBITDA	147.1	159.1	174.6	188.2	203.0

Interest Income	0.8	1.8	6.5	15.6	18.7
Interest Expense	—	—	—	—	—
Other Income / (Expenses), net	—	—	—	—	—

Income Before Taxes	128.8	139.9	158.1	178.8	194.6

Taxes	45.0	48.8	55.2	62.4	67.9
Net Income	83.8	91.1	102.9	116.4	126.6

Earnings per share (Basic)	$1.19	$1.29	$1.46	$1.65	$1.79

Weighted Average Basic Shares Outstanding	70.6	70.6	70.6	70.6	70.6

Consolidated Statement of Cash Flow Information

	FY2012E(1)	FY2013E	FY2014E	FY2015E	FY2016E
	(in millions)
Cash Flow from Operating Activities
Net Income	83.8	91.1	102.9	116.4	126.6
Depreciation and Amortization	19.1	21.0	23.0	25.0	27.1
Change in Net Working Capital	(15.7)	(17.9)	(19.5)	(20.2)	(21.6)
Change in Goodwill	—	—	—	—	—
Change in Deferred Income Tax Assets	—	—	—	—	—
Change in Other Assets	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
Change in Deferred Revenue	0.4	0.5	0.6	0.6	0.7
Change in Deferred Income Tax Liabilities	—	—	—	—	—
Change in Other Long-Term Liabilities	—	—	—	—	—
Total Cash Flow from Operations	87.6	94.7	106.9	121.7	132.7

Cash Flow from Investing Activities
Capital Expenditures	(12.1)	(12.9)	(13.8)	(14.8)	(15.8)

Total Cash Flow from Investing Activities	(12.1)	(12.9)	(13.8)	(14.8)	(15.8)

Cash Flow Available for Debt Repayment	75.6	81.8	93.1	106.9	116.9

Cash Flow from Financing Activities
Drawdown on Revolver	0.0	0.0	0.0	0.0	0.0
Proceeds from Issuance of New Debt	0.0	0.0	0.0	0.0	0.0
Debt Repayment	0.0	0.0	0.0	0.0	0.0
Proceeds from Issuance of Stock	0.0	0.0	0.0	0.0	0.0
Net Issuance / (Buyback) from Exercise of Stock Options	(2.8)	(3.0)	(4.3)	(5.4)	(5.9)
Redemption and Retirement of Stock	0.0	0.0	0.0	0.0	0.0

Total Cash Flow from Financing	(2.8)	(3.0)	(4.3)	(5.4)	(5.9)

Net Increase / (Decrease) in Cash	72.7	78.8	88.8	101.6	111.0

(1)	Updated financial information regarding the Company’s estimated fiscal 2011 cash flow from operating activities was provided to Goldman Sachs and TPG. This updated information resulted in an increase in the Company’s 2012 projected cash flow from operating activities and this updated financial information was used by Goldman Sachs in preparing its opinion, with the Company’s approval. The Company’s updated 2012 projected cash flow from operating activities were as follows:

Cash Flow from Operating Activities	FY2012E
Net Income	83.8
Depreciation and Amortization	19.1
Change in Net Working Capital	(7.8)
Change in Goodwill	(0.5)
Change in Deferred Income Tax Assets	(0.5)
Change in Other Assets	0.1
Change in Deferred Revenue	1.9
Change in Deferred Income Tax Liabilities	(1.8)
Change in Other Long-Term Liabilities	—
Total Cash Flow from Operations	94.3

The change in Total Cash Flow from Operations resulted in a projected Net Increase in Cash in fiscal 2012 of $79.4 million.

Litigation

On July 12, 2011, a purported shareholder of the Company filed a putative class action lawsuit in the superior court of Fulton County for the State of Georgia, captioned Hilary Kramer v. Immucor, Inc., et al., as Civil Action No. 2011CV203124. In addition to the Company, the suit names the individual directors of the Company, Parent, Purchaser, the TPG Fund and TPG as defendants. The Kramer action purports to be brought individually and on behalf of similarly situated public shareholders of the Company and alleges claims for breaches of fiduciary duties against the board of directors in connection with the proposed Transaction and that Parent, Purchaser, the TPG Fund and TPG aided and abetted the purported breaches of fiduciary duties. The Kramer action seeks, among other things, certification of the putative class, preliminary and permanent relief, including injunctive relief enjoining the consummation of the proposed Transaction, rescission of the proposed Transaction to the extent the proposed Transaction is consummated prior to the entry of a final judgment, and the costs, expenses and disbursements of the Kramer action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest. The foregoing description is qualified in its entirety by reference to the Class Action Complaint, which is filed as Exhibit (a)(16) hereto, and is incorporated herein by reference.

Shareholder Approval; Short Form Merger

The affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

In addition, under Section 14-2-1104 of the GBCC, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of the Company’s shareholders.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser the Top-Up Option, which Purchaser, subject to certain conditions, may exercise after the consummation of the Offer, to purchase such number of newly issued Shares at the Offer Price such that, when added to the Shares already owned by Parent, Purchaser and their affiliates at the time of such exercise, constitutes at least one Share more than 90% of the total number of Shares outstanding on a fully-diluted basis. The exercise price for the Top-Up Option may be paid by Purchaser entirely in cash or, at Purchaser’s election, in cash for the amount equal to at least the aggregate par value of the Top-Up Shares, and, with respect to the remaining amount, by delivery of a full recourse promissory note bearing interest at 5% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, and prepayable in whole or in part without premium or penalty.

In addition, the Merger Agreement provides that the Top-Up Option shall not be exercisable to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares. In any event, if Purchaser acquires at least one more Share than 90% of the issued and outstanding Shares entitled to vote on the approval of the Merger Agreement, Purchaser will effect the Merger under the “short form” merger provisions of the GBCC. Shareholders who have not sold their Shares in the Offer will have certain dissenters’ rights with respect to the Merger under the applicable provisions of the GBCC, if those rights are perfected and not waived. See Section 11 of the Offer to Purchase for more information regarding the Top-Up Option.

Dissenters’ Rights

Holders of Shares will not have dissenters’ rights in connection with the Offer. However, if Parent purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Shares may have the right pursuant to the provisions of Article 13 of the GBCC to exercise dissenters’ rights with respect to such merger and seek to obtain payment of the “fair value” of their Shares. If dissenters rights are applicable, dissenting shareholders who comply with the applicable statutory procedures will be entitled, under Section 14-2-1330 of the GBCC, to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger.

Dissenters’ rights cannot be exercised at this time. If dissenters’ rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their dissenters’ rights and the procedures to be followed in order to perfect their dissenters’ rights before any action has to be taken in connection with such rights.

Each of Parent, Purchaser and the Company agreed in the Merger Agreement that in any appraisal proceeding with respect to any dissenting Shares, the Surviving Corporation shall not assert that the Top-Up Option, any Shares issued pursuant to the Top-Up Option, or the payment by Purchaser to the Company of any consideration for any Shares issued pursuant to the Top-Up Option, should be considered by the court in connection with the determination in accordance with Article 13 of the GBCC of the fair value of the Shares in any appraisal proceeding.

The foregoing summary of the rights of dissenting shareholders under the GBCC does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under Georgia law. The preservation and exercise of dissenters’ rights require strict and timely adherence to the applicable provisions of Georgia law, which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under Georgia law and is qualified in its entirety by reference to Georgia law, including without limitation, Article 13 of the GBCC.

Antitrust Laws

United States Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”) certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and the Company anticipate filing their Premerger Notification and Report Forms on or about July 18, 2011. Accordingly, the required waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on or about August 2, 2011, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (a “Second Request”) prior to that time.

If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Parent, the waiting period with respect to the Offer would be extended for an additional period of 10 calendar days following the date of substantial compliance by Parent with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although the Company may be requested to provide certain information and documentary material to the FTC or the Antitrust Division in connection with the Offer or under a Second Request, its failure to provide such additional documents or information will not extend the HSR waiting period with respect to the purchase of Shares in the Offer and the Merger.

The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable to protect competition, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries.

Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Other Foreign Laws

Parent and certain affiliates of Parent conduct business in a number of countries outside of the United States in which the Company transacts business or its products are sold. Based on a review of the information currently available about the businesses in which Parent and such affiliates are engaged, a pre-merger notification filing is required to be made under the antitrust and competition laws of Germany. Consummation of the Offer is subject to the condition that the filings, consents, approvals, actions, non actions, waivers, registrations, permits, authorizations, rulings or no-action letters required to be obtained pursuant to the antitrust laws of Germany having been obtained, waived or made, and the respective waiting periods required under such laws having expired or been terminated. There can be no assurances that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period under the antitrust laws of Germany has not expired or been terminated or any consent, approval, action, ruling or no-action letter required to consummate the Offer under the antitrust laws of such countries has not been obtained, Parent and Purchaser will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption has been obtained. Parent and the Company expect filing required the notice and/or information form with the applicable German governmental authorities at or around the time of submission of their respective Pre-Merger Notification and Report Forms under the HSR Act.

Cautionary Note Regarding Forward-Looking Statements

This Statement contains forward-looking statements relating to the potential acquisition of the Company by an affiliate of the TPG Fund. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to whether the Debt Financing will be funded when required, changes in ratings from credit agencies, how many of the Company’s shareholders will tender their stock in the Offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the Transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the Transaction, and the possibility that various closing conditions for the Transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein, except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated July 15, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 15, 2011)

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 15, 2011)

(a)(3)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 15, 2011)

(a)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 15, 2011)

(a)(5)	Press release issued by the Company on July 5, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(a)(6)	Opinion Letter of Goldman, Sachs & Co. (incorporated by reference to Annex I attached to this Statement)*

(a)(7)	Summary Advertisement as published in The Wall Street Journal on July 15, 2011 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 15, 2011)

(a)(8)	Letter provided by the Company to Company employees on July 5, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(a)(9)	Letter provided by the Company to Company customers on July 5, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(a)(10)	Frequently Asked Questions about the Offer and Merger for the Company’s employees (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(a)(11)	Letter provided by the Company to Company suppliers on July 5, 2011 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(a)(12)	Employee conference call script, dated July 5, 2011 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(a)(13)	Senior leadership talking points provided to certain employees on July 5, 2011 (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

Exhibit Number	Description

(a)(14)	Letter provided by the Company to Company third party distributors on July 5, 2011 (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(a)(15)	Letter provided by the Company to Company Scientific Advisory Board on July 5, 2011 (incorporated by reference to Exhibit 99.8 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(a)(16)	Complaint filed by Hilary Kramer, on behalf of herself and all others similarly situated, on July 12, 2011, in the Superior Court of Fulton County, State of Georgia (incorporated by reference to Exhibit (a)(5) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 15, 2011)

(a)(17)	Joint Press Release issued by Purchaser and the Company on July 15, 2011 announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 15, 2011)

(e)(1)	Agreement and Plan of Merger, dated July 2, 2011, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(e)(2)	Confidentiality Agreement, dated May 27, 2011, between the Company and TPG (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Parent and Purchaser on July 15, 2011)

(e)(3)	Amendment No. 2, dated as of July 2, 2011, to Amended and Restated Shareholder Rights Agreement, dated as of November 20, 2001 and as amended effective as of April 20, 2009, by and between the Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on July 5, 2011)

(e)(4)	Amendment No. 1, effective as of April 20, 2009, to the Amended and Restated Shareholder Rights Agreement, dated November 20, 2001, between the Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on January 30, 2009)

(e)(5)	Amended and Restated Shareholder Rights Agreement, dated November 20, 2001, between the Company and EquiServe Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the quarterly report on Form 10-Q filed by the Company on January 14, 2002)

(e)(6)	Amended and Restated Articles of Incorporation, dated September 7, 2006 (incorporated by reference to Exhibit 3.1 to the quarterly report on Form 10-Q filed by the Company on January 5, 2007)

(e)(7)	Amended and Restated Bylaws, dated August 16, 2007 (incorporated by reference to Exhibit 3.2 to the quarterly report on Form 10-Q filed by the Company on October 4, 2007).

(e)(8)	2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.2 to Form S-8 filed by the Company on February 16, 2006)

(e)(9)	Amended and Restated 2003 Stock Option Plan, dated November 10, 2004 (incorporated by reference to Exhibit 10.8.1 to the Annual Report on Form 10-K filed by the Company on October 19, 2005)

(e)(10)	Amended and Restated 1998 Stock Option Plan (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by the Company on August 16, 2004)

(e)(11)	1990 Stock Option Plan, including form of Stock Option Agreement used thereunder (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed by the Company on August 23, 1995)

Exhibit Number	Description

(e)(12)	Fiscal Year 2010 Bonus and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 10, 2009)

(e)(13)	Form of indemnification agreement between the Company and certain directors (incorporated by reference to Exhibit 10.22 to the quarterly report on Form 10-Q filed by the Company on January 14, 2002)

(e)(14)	Fiscal Year 2011 Bonus Plan and Long-Term Incentive Plan for Executive Officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on April 23, 2010)

(e)(15)	Fiscal Year 2012 Bonus Plan and Long-Term Incentive Plan for Executive Officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 15, 2011)

(e)(16)	Amended and Restated Employment Agreement, dated August 1, 2010, between Mr. Crouse and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 17, 2010)

(e)(17)	Amended and Restated Employment Agreement, dated June 10, 2011, between Mr. Flynt and the Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 15, 2011)

(e)(18)	Amended and Restated Employment Agreement, dated June 10, 2011, between Mr. Moïse and the Company (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on June 15, 2011)

(e)(19)	Employment Agreement, dated June 10, 2011, between Mr. Levine and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 13, 2011)

(e)(20)	Indemnification Agreement, dated June 10, 2011, between Mr. Levine and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 13, 2011)

(e)(21)	Amended and Restated Employment Agreement, dated June 10, 2011, between Dr. De Chirico and the Company*

(g)	Not applicable

Annex I—Opinion Letter of Goldman, Sachs & Co.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

IMMUCOR, INC.

By:	/s/ Joshua H. Levine
Name:	Joshua H. Levine
Title:	President and Chief Executive Officer

Dated: July 15, 2011

Annex I

200 West Street	New York, New York 10282

Tel: 212-902-1000	Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

July 2, 2011

Board of Directors

Immucor, Inc.

3130 Gateway Drive

Norcross, Georgia 30071

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than IVD Holdings Inc. (“IVD”) and its affiliates) of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Immucor, Inc. (the “Company”) of the $27.00 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of July 2, 2011 (the “Agreement”), by and among IVD, an affiliate of TPG Capital (“TPG”), IVD Acquisition Corporation, a wholly owned subsidiary of IVD (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $27.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer or, if the Tender Offer does not close, under circumstances specified in the Agreement, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares held by IVD or Acquisition Sub or any wholly owned subsidiary of IVD or held by the Company or any wholly owned subsidiary of the Company or any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $27.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, IVD and any of their respective affiliates, including affiliates and portfolio companies of TPG, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transactions”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided certain investment banking services to TPG and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Healthcare Technology Holdings, Inc. (“Health Technology”), a portfolio company of TPG, and as sole bookrunning manager with respect to the private placement of 12.5% Senior Notes due 2018 (aggregate principal amount $1,000 million) and as lender with respect to a credit facility (aggregate principal amount $2,275 million) provided to a subsidiary of Health Technology, in connection with Health Technology’s

Securities and Investment Services Provided by Goldman, Sachs & Co.

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Board of Directors

Immucor, Inc.

July 2, 2011

acquisition of IMS Health Incorporated in February 2010; as financial advisor to Burger King Holdings, Inc., a former portfolio company of TPG, in connection with its sale in October 2010; as financial advisor to Intergraph Corporation, a former portfolio company of TPG, in connection with Its sale in October 2010; as joint bookrunning manager with respect to a private placement of 9.25% Senior Notes due 2018 (aggregate principal amount $500 million) and a lender with respect to a credit facility (aggregate principal amount $1,225 million) provided to Petco Animal Supplies Inc., a portfolio company of TPG, in November 2010; as joint bookrunning manager with respect to a private placement of 7.0% Senior Notes due 2019 (aggregate principal amount $1 ,009 million) of Avaya, Inc, a portfolio company of TPG, in February 2011; as financial advisor to TPG with respect to its acquisition of J.Crew Group in March 2011; as joint bookrunning manager with respect to a public offering of 9,988,072 shares of common stock of Kraton Performance Polymers, Inc., a portfolio company of TPG, in March 2011; and as co-manager in the initial public offering of 43,500,000 shares of common stock of Freescale Semiconductor Inc., a portfolio company of TPG, in May 2011. We may also in the future provide investment banking services to the Company and its affiliates and TPG and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. may have co-invested with TPG and its affiliates from time to time and may have invested in limited partnership units of affiliates of TPG from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended May 31, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for or use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the medical diagnostics industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

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Board of Directors

Immucor, Inc.

July 2, 2011

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $27.00 per Share in cash to be paid to the holders (other than IVD and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $27.00 per Share in cash to be paid to the holders (other than IVD and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or IVD or the ability of the Company or IVD to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $27.00 per Share in cash to be paid to the holders (other than IVD and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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